SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Filed by a party other than the registrant [X]

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☒ Preliminary Proxy Statement.
❒ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)).
❒ Definitive Proxy Statement
❒ Definitive Additional Materials
❒ Soliciting Material Under Rule 14a-12.

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infoUSA Inc.
(Name of Registrant as Specified in Its Charter)
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Dolphin Limited Partnership I, L.P.
Dolphin Financial Partners, L.L.C.
(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)
_____________________________________________________________________________

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Preliminary Copy Subject to Completion

Dated April 19, 2006

2006 ANNUAL MEETING OF

SHAREHOLDERS OF infoUSA INC.

PROXY STATEMENT

OF

DOLPHIN LIMITED PARTNERSHIP I, L.P.

AND

DOLPHIN FINANCIAL PARTNERS, L.L.C.

This proxy statement and the enclosed BLUE proxy card are being furnished to you, the holders of shares of common stock, par value $0.0025 per share, of infoUSA Inc., a Delaware corporation, in connection with the solicitation by Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C. of proxies for use at the May 26, 2006 annual meeting of shareholders of infoUSA Inc. and at any adjournments or postponements of the meeting. infoUSA is referred to in this proxy statement as the Company, and both Dolphin entities together are referred to as Dolphin. Dolphin owns two million shares of the Company’s common stock. With an investment at current market value of approximately $25 million in the Company, our interests are squarely aligned with those of our fellow unaffiliated shareholders. Our only goal is to maximize value for all shareholders, in which we expect to share proportionately.

The Company has nominated for election three incumbent directors: Mr. Vinod Gupta, the Company’s Chairman of the Board, chief executive officer and the single largest shareholder of the Company’s common stock, Dr. George F. Haddix and Dr. Vasant H. Raval. As discussed below, Dolphin believes that these incumbent directors have not served the unaffiliated shareholders of the Company well and installing new independent directors would be in the best interests of the unaffiliated shareholders.

Dolphin is soliciting proxies to—

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elect a slate of three highly-qualified and independent nominees to the Company’s board of directors, who have no ties with Dolphin or its principals and are only seeking to benefit the unaffiliated shareholders; and

•	amend the bylaws of the Company to prohibit for three years the re-nomination or appointment by the board of a director who had been voted down by shareholders.

You, the shareholders, have the ability to approve these proposals and effect the changes advocated by the nominees’ platform.

Our objective is to install directors who are independent of management and untainted by what we believe was the lack of oversight by the board in connection with certain related party transactions between the Company and its executives, primarily Mr. Vinod Gupta; the exemption given to Mr. Vinod Gupta and his affiliates under the Company’s shareholder rights plan; and the abrupt dissolution of the special committee formed to evaluate Mr. Vinod Gupta’s $11.75 offer to purchase the Company in June 2005 and to explore strategic alternatives, after the committee did not approve Mr. Vinod Gupta’s offer.

These independent nominees will also be committed to addressing what we believe have been the Company’s disappointing operating results since 2001. We explain in detail in this proxy statement the basis for our beliefs why we think you should support the nominees and their platform. See “Dolphin’s Reasons for Seeking To Install Three Independent Directors” below.

If elected, the nominees will constitute three of the nine directors on the board. Also, the terms of Mr. Martin Kahn and Mr. Anshoo Gupta (not related to Mr. Vinod Gupta), two incumbent directors who voted against the dissolution of the special committee, will continue following the annual meeting. After the withdrawal of Mr. Vinod Gupta’s $11.75 acquisition proposal, the special committee determined to continue to seek alternatives that would be in the interests of all shareholders but was dissolved by the full board. The nominees will seek to work with the other members of the board to effect positive change for all shareholders.

Although these nominees would constitute only a minority of the Company’s board of directors, they will be strong advocates for advancing shareholder interests, promoting board independence and management accountability, implementing operating improvements and maximizing shareholder value. Specifically, subject to the exercise of their fiduciary duties, Dolphin’s nominees will promote a platform in the boardroom that includes—

•	reconstituting the special committee of the board to explore all methods for improving the Company’s performance and maximizing shareholder value, which could include a sale of the Company;

•	performing a thorough review of the effectiveness of the Company’s top management;

•	analyzing the Company’s related party transactions over the past ten years, and, if appropriate, seeking reimbursement from executives found to have received improper benefits from the Company;

•	eliminating the exemption in the Company’s shareholder rights plan for Mr. Vinod Gupta and his affiliates; and

•	designating a chairman of the board or, if appropriate, a lead director with no ties to Company management.

Although these nominees will advocate this platform and seek to work with other directors, we cannot assure you that, as a minority on the board, they will be successful or that as a result of their election, shareholder value will be maximized.

The terms of three of the Company’s directors expire at the 2006 annual meeting—Mr. Vinod Gupta, Dr. Haddix and Dr. Raval. Dolphin has nominated three independent directors, Malcolm “Mick” M. Aslin, Karl L. Meyer and Robert A. Trevisani, for election to this class for terms expiring in 2009. By independent we mean that these directors have no social, financial or business relationship with Dolphin, the Company or any member of management of the Company. You should be aware that from April to November 2005, Dolphin was a 5% shareholder of Gold Banc Corporation, of which Mr. Aslin was chief executive officer and a director. However, Dolphin had no relationship during this period with either Mr. Aslin or Gold Banc other than as a shareholder of that company.

As we set out in this proxy statement, Dolphin’s nominees collectively have extensive backgrounds in public company financial oversight and accounting, the promotion of investor value and corporate law and governance. See page 33. Mr. Aslin brings to Dolphin’s slate more than 30 years’ experience in public and private company management and finance. Mr. Meyer has served for over 20 years as chief executive officer, chairman or director of a variety of publicly traded companies. Mr. Trevisani is of counsel and previously served as general partner of Gadsby Hannah LLC as part of its Corporate, International and Tax Law Groups and has served as director of a number of a public and private companies. For over 30 years he taught courses relating to business transactions and taxation at Boston University Graduate School of Law and at Boston College Law School. Dolphin believes its nominees will bring to the board the independent judgment, experience and energy that shareholders can trust and that will be applied disinterestedly in the interests of all shareholders.

See “Information About Dolphin” and “Certain Other Information Regarding Dolphin’s Nominees” for information about Dolphin and its nominees.

Dolphin recommends that you vote to elect each of Dolphin’s three nominees. Vote the enclosed BLUE proxy card.

The Company has announced that the 2006 annual meeting will be held at 9:00 a.m. local time on Friday, May 26, 2006 at the Company’s facility located at 4001 South Business Park Avenue, Marshfield, Wisconsin 54449 and that the record date for determining shareholders entitled to notice of and to vote at the 2006 annual meeting is April 4, 2006.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN. DOLPHIN URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD PROMPTLY IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH BELOW. PLEASE DO NOT SIGN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY EVEN THOUGH IT ALLOWS YOU TO VOTE IN FAVOR OF A PROPOSAL THAT DOLPHIN SUPPORTS. YOU CAN VOTE FOR THAT PROPOSAL ON THE BLUE DOLPHIN CARD.

You are urged to mark, sign and date the enclosed BLUE proxy card and return it in the enclosed envelope whether or not you plan to attend the 2006 annual meeting. If you need assistance voting your shares of common stock, please call Dolphin’s information agent, Innisfree M&A Incorporated, toll-free at 1-888-750-5834 or, if you are a bank or broker, please call collect at 1-212-750-5833.

If you have already sent in the Company’s white proxy card and wish to change your vote, you have every legal right to do so. Please sign, date and mail the enclosed BLUE proxy card. Only your last dated and signed proxy card will count.

This proxy statement and the accompanying BLUE proxy card are first being furnished to the Company’s shareholders on or about April   , 2006.

DOLPHIN’S REASONS FOR SEEKING

TO INSTALL THREE INDEPENDENT DIRECTORS

Over the past year, Dolphin has made a substantial investment in the Company because it believes that its shares have been undervalued in the market relative to its publicly traded peers. It has observed, however, a series of troubling circumstances at the Company, which in Dolphin’s view all point to a chairman, chief executive and significant shareholder who has received improper benefits and a board that has not served as an effective check against this conduct. Specifically—

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Related Party Transactions. Since 1998, the Company’s proxy materials report approximately $16 million of payments to Mr. Vinod Gupta and his affiliates, including payments for purported travel, entertainment and other expenses and consulting services. The Company appears to have a disproportionately large amount of these transactions, especially when compared to its peers with multi-billion dollar market capitalizations. In the period 2003 to 2005, the Company purchased from affiliates of Mr. Vinod Gupta fractional airplane interests, the lease on an 80-foot yacht—the American Princess—and a skybox at the University of Nebraska-Lincoln Football Stadium, allegedly so that the board would have better control over the expensing of these items to the Company.

Because of the size of the related party payments and the board’s apparent admission that it did not have sufficient control over the payments until 2004, Dolphin suspects that many of these payments were not for bona fide business purposes. As far as Dolphin is aware, however, the board has never sought to determine whether the Company is entitled to reimbursement from Mr. Vinod Gupta for any of the charges for the use of these items that over the years have been passed on to the Company. In its proxy materials, the Company expresses its belief that the payments made to an affiliate of Mr. Vinod Gupta for use of the aircraft were at rates comparable to those charged by other aircraft service providers. For the reasons stated, however, Dolphin believes that the Company may have also been paying for personal use of the aircraft by Mr. Vinod Gupta. The Company also states in its 2006 proxy materials—for the first time—that “[t]he Company utilizes the boat for corporate events and client development purposes.” Dolphin has reviewed the log book for the yacht (which was not designated as confidential information), which it obtained pursuant to a books and records request under Delaware law. Based upon this review Dolphin believes that the yacht has also been used for personal entertainment, even though all of the expenses of the lease and maintenance of the 80-foot yacht appear to have been borne by the Company.

The Shareholder Rights Plan. The Company has a shareholder rights plan, which effectively prevents any shareholder from accumulating a position in excess of 15% of the Company’s outstanding stock. According to the Company, the shareholder rights plan is designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the board of directors. Only one acquiror is exempted from the plan. The rights plan does not apply to Mr. Vinod Gupta and his affiliates, who are free to increase their holdings in the Company without limit. The acquisition of additional shares by Mr. Vinod Gupta and his affiliates may facilitate a transaction not approved by disinterested members of the board or block a transaction that is favored by the board.

As of the April 4, 2006 annual shareholders meeting record date, Mr. Vinod Gupta purportedly owned or had sole voting and dispositive power with respect to approximately 40% of the Company’s outstanding common shares. This is an increase of approximately 7% from his reported outright ownership in the Company’s 2005 proxy statement. The approximate 3.6 million share increase is attributable to Mr. Vinod Gupta’s exercise of options to acquire 1.2 million shares immediately prior to the record date for the 2006 annual shareholders meeting and the disclosure for the first time of his sole voting and dispositive power over approximately 2.4 million additional shares held in certain trusts and a charitable foundation. As of April 4, 2006, Mr. Vinod Gupta owed $13,773,362 to commercial lenders in connection with his exercise of options on April 20, 2004 and March 30, 2006.

In connection with his failed bid last year to acquire the Company, Mr. Vinod Gupta stated in a letter dated June 13, 2005 to the Company that he would oppose any other acquisition offer for the Company, seemingly even if that offer would provide greater value to shareholders. Despite Dolphin’s repeated admonishments and letters to the board, the full board has failed to amend the shareholder rights plan to eliminate the exemption afforded Mr. Vinod Gupta and his affiliates. Instead, the full board relied upon Mr. Vinod Gupta’s standstill letter to the board of July 18, 2005. This letter was “renewed” by a subsequent letter on September 12, 2005, which by its terms expired on or about March 12, 2006 and whose enforceability was untested. Because of the failure of the board to eliminate the exemption in the rights plan for Mr. Vinod Gupta, he is once again free to accumulate shares and receive option grants that may be used to facilitate a transaction opposed by the board or block a transaction favored by the board.

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Option Awards to Mr. Vinod Gupta. According to the Company’s proxy statements, since 1998, Mr. Vinod Gupta has been awarded 3.2 million options (representing an additional 6% of the Company’s shares), including options to acquire 500,000 shares awarded in March 2005. As noted, just recently, in advance of the record date for the 2006 annual meeting, Mr. Vinod Gupta exercised options to acquire 1.2 million shares, increasing his voting power in this election by an additional 2.2%.

In its annual reports in the Company’s proxy materials, the board’s compensation committee does not explain why it believed these option grants to Mr. Vinod Gupta were appropriate. Dolphin believes that they were not. With approximately 35% of the outstanding equity of the Company before these option grants, as reported in the Company’s proxy statement in connection with the 2005 annual shareholders meeting, Mr. Vinod Gupta had more than sufficient incentive to promote the long term equity value of the Company, without imposing on the unaffiliated shareholders the dilutive effects of his option grants and potentially increasing Mr. Vinod Gupta’s voting control.

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Disbanding the Special Committee. In response to Mr. Vinod Gupta’s opportunistic and undervalued $11.75 per share bid to acquire the Company, the board established a special committee with a mandate to examine Mr. Vinod Gupta’s bid and other strategic alternatives. Dolphin believes the bid was opportunistic because it was made within days of a drop of the Company’s stock price after the Company announced a shortfall in projected performance. Dolphin believes the bid was undervalued, because only three months earlier Mr. Vinod Gupta had stated his belief that the Company was worth in excess $18.00 per share. Also, the special committee unanimously determined, after lengthy discussion with its financial and legal advisors, that Mr. Vinod Gupta's offer undervalued the Company and required a "market check." Faced with this unanimous opposition, Mr. Vinod Gupta withdrew his bid rather than negotiate with the committee or participate in a competitive acquisition process.

On August 25, 2005, the Company issued a press release announcing that the special committee would continue its work of exploring strategic alternatives for the Company. As stated in the press release, the committee determined, “in light of [Mr. Vinod Gupta’s] proposal and potential strategic alternatives available to the company, that it is in the best interests of the company's stockholders to continue to explore potential strategic alternatives” (emphasis added).

Just one day later, the special committee was abruptly terminated, by a divided vote in which Mr. Vinod Gupta, a director that is a member of the Company’s outside law firm and a director serving on the boards of mutual funds affiliated with Mr. Vinod Gupta cast the deciding votes. Three of the members of the special committee voted against its dissolution and one abstained. Dolphin agrees with the members of the special committee who voted against dissolving the committee that continuing the work of the special committee to explore alternatives to maximize shareholder value was in the best interests of all shareholders. Since Mr. Vinod Gupta had stated that he would oppose other offers for the Company, Dolphin believes that it was improper for Mr. Vinod Gupta and directors with ties to him to have voted on the dissolution of the committee.

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Changes in the Board and Management. By Dolphin’s count, in the last 10 years, the Company’s board has seen 15 directors come and go, with the most recent departure being Dr. Charles W. Stryker, a member of the special committee who voted to retain the special committee in its work to maximize shareholder value, but who served for only nine months. During the same 10 year period, Dolphin also counts 15 members of the Company’s senior management who have either resigned their positions or been reassigned. Most recently, the Company announced that Mr. Raj Das, its former chief financial officer, was reassigned to an undefined “strategic planning” role.

Dolphin believes shareholders should always be concerned about the personnel and working environment of companies in which they are invested. Dolphin infers from the high rate of turnover among the Company’s directors and officers that there have been conflicts among management and board members that are not being resolved and believes that the resulting friction and management discontinuity have had an adverse effect on the Company’s operating performance.

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Performance. Dolphin believes that the Company has suffered from poor operating performance since 2001. After devoting time, energy and capital resources to a series of acquisitions over the last five years, the Company’s EBITDA is only now recovering to levels achieved in 2001, despite revenues increasing nearly $100 million by 2005. Dolphin believes that these acquisitions have made it difficult for the investment community to evaluate what has been the true internal growth rate of the Company. Also, in fiscal 2002 and 2003, as disclosed in the Company’s proxy materials, Mr. Vinod Gupta failed to achieve his own bonus targets, while in fiscal 2004, no bonus target was set, but his base salary increased 50%. No bonus was awarded to Mr. Vinod Gupta in 2005.

The Company has consistently traded at multiples that are below those of its publicly-traded peers. See Dolphin’s March 28, 2006 letter to the board, quoted below. Dolphin believes that this market discount is an expression of disappointment with the Company’s operating performance and a lack of confidence in the Company’s leadership, particularly Mr. Vinod Gupta.

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No response. Over the past seven months, Dolphin has sent numerous letters to the board and has spoken with certain of the Company’s directors seeking to create consensual positive change at the Company, as set forth in “Background of the Proxy Solicitation” below. As far as Dolphin can tell, the Company has not responded to Dolphin’s concerns.

THE DOLPHIN PLATFORM

Our Goal

Dolphin is focused on the goal of maximizing shareholder value in which we will share proportionately. To accomplish this, we believe that—

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The special committee must be reconstituted and must be allowed to continue its work which began in July 2005 of seeking out the best strategic alternatives for the Company and its shareholders, which at the time the committee believed to be “in the best interests of the company’s stockholders.” One such alternative is a sale of the Company, but it is not the only one. The committee may conclude that greater value can be achieved by strengthening top management, promoting greater board independence, improving the Company’s cost structure, pursuing strategic

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acquisitions and/or engaging in prudent financial transactions, such as issuing a significant dividend—as long as it does not increase Mr. Vinod Gupta’s proportionate share of the Company’s common stock. The reconstituted special committee must have the freedom to fulfill its mandate without fear that its work will be terminated because of the objection of Mr. Vinod Gupta, who sought to acquire all of the unaffiliated interests in the Company at $11.75 per share, or any other interested constituency.

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The Company must promote trust in the leadership of its board. This can only be done by electing directors who are truly independent, who have no ties to Mr. Vinod Gupta and whose only purpose in serving on the board will be to promote the interests of all shareholders, equally and ratably in proportion to their ownership interests in the Company. An independent board should eliminate any special treatment of Mr. Vinod Gupta, as is currently the case under the shareholder rights plan, and should seek out the best possible management for the Company. An independent board should also engage in a thorough, disinterested review of all related party transactions and, if appropriate, recover with interest, payments that may have been improperly made to any individual and his or her affiliates.

The independent directors put forth by Dolphin intend to pursue these objectives, subject to the exercise of each director’s fiduciary duties. These directors would seek to work with others on the board who share similar views. Dolphin notes that the terms of Mr. Martin Kahn and Mr. Anshoo Gupta, two incumbent directors who voted against the dissolution of the special committee, will continue following the annual meeting. Dolphin cannot assure you, however, that as a minority on the Company’s board these independent directors will be successful or that, as a result of their election, shareholder value will be maximized.

Dolphin’s Independent Nominees

Dolphin believes that its independent nominees have the background, talent and experience to effectively promote and implement their platform. Dolphin’s slate consists of—

•	Malcolm “Mick” M. Aslin, who brings to Dolphin’s slate more than 30 years’ experience in public and private company management and finance.

•	Karl L. Meyer, who has served for over 20 years as chief executive officer, chairman or director of a variety of publicly traded companies in the shipping, banking and investment sectors.

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Robert A. Trevisani, who is of counsel and previously served as general partner of Gadsby Hannah LLC as part of its Corporate, International and Tax Law Group, has served as director of a number of a public and private companies and for over 30 years has taught courses relating to business transactions and taxation at Boston University Graduate School of Law and Boston College Law School.

For additional information concerning Dolphin’s nominees, see “Certain Information Regarding Dolphin’s Nominees” below.

Platform

If elected, Dolphin’s nominees will work with other committed, independent members of the board to implement the objectives discussed above. Specifically, Dolphin’s nominees will advocate—

•	reconstituting the special committee of the board to explore methods to improve the Company’s performance and maximize shareholder value, which could include a sale of the Company;

•	performing a thorough review of the effectiveness of the Company’s top management;

•	analyzing the Company’s related party transactions over the past ten years, and, if appropriate, seeking reimbursement from executives found to have received improper benefits from the Company;

•	eliminating the exemption in the Company’s shareholder rights plan for Mr. Vinod Gupta and his affiliates; and

•	designating a chairman of the board or, if appropriate, a lead director with no ties to Company management.

THE PROPOSALS

Dolphin is soliciting proxies from the holders of shares of the Company’s common stock to elect three independent nominees to fill the seats of the Company’s directorships that expire at the 2006 annual meeting. The directors whose terms expire at the annual meeting are Mr. Vinod Gupta, the Company’s Chairman of the Board and Chief Executive Officer, Dr. Haddix and Dr. Raval. Dolphin is also seeking proxy authority to amend the Company’s bylaws to prohibit for three years the re-nomination or appointment by the board of a director who had been voted down by the shareholders of the Company.

The election of directors requires a plurality of the votes cast in the election. The other proposal requires a majority of the votes cast on that matter. See “Voting Procedures” below.

Dolphin recommends that you vote FOR each of Proposal Nos. 1 and 2 by checking the appropriate boxes and signing, dating and returning the enclosed BLUE proxy card.

Election of Directors to Terms Expiring in 2009

Proposal No. 1 -- Election of Dolphin’s Nominees as Directors to Terms Expiring in 2009

Proposal No. 1 provides for the election of Malcolm “Mick” M. Aslin, Karl L. Meyer and Robert A. Trevisani to serve as directors until the 2009 annual meeting of shareholders. See “Certain Other Information Regarding Dolphin’s Nominees” for information concerning the background and experience of Messrs. Aslin, Meyer and Trevisani. If elected, Dolphin’s nominees would constitute three of the Company’s nine directors.

Each of Dolphin’s nominees has consented to being named herein as a nominee for director of the Company and has agreed to stand for election as a director.

Although we have no reason to believe that any of Dolphin’s nominees will be unable to serve as a director, if any Dolphin nominee is not available to serve, we expect that the remaining Dolphin nominees, upon taking office, would seek to work with the other receptive members of the Company’s board to fill the vacancy with an individual willing to consider and implement the nominees’ platform to maximize shareholder value, subject to the exercise of the director’s fiduciary duties.

Dolphin recommends a vote in FAVOR of this proposal.

Amendment of the Company’s Bylaws

Proposal No. 2—Amendment of the Company’s Bylaws to prohibit for three years certain individuals from serving as directors of the Company

Proposal No. 2 provides for the amendment of the Company’s Bylaws to prohibit for three years the re-nomination or appointment by the board of a director who had been voted down by the shareholders of the Company. For more information regarding this proposal see “Amendment of Bylaws” in this proxy statement.

Dolphin recommends a vote in FAVOR of this proposal.

INFORMATION ABOUT DOLPHIN

Dolphin’s nominees and certain other persons named below may be deemed to be “participants” in this proxy solicitation, as the term participant is defined in Schedule 14A promulgated under the Securities Exchange Act of 1934.

Dolphin Limited Partnership I, L.P., or “Dolphin I,” is a Delaware limited partnership that is engaged in the business of investing in corporate securities. The address of the principal business and principal offices of Dolphin I is c/o Dolphin Holdings Corporation, 96 Cummings Point Road, Stamford, Connecticut 06902.

The general partner of Dolphin I is Dolphin Associates, LLC, a Delaware limited liability company that is engaged in the business of advising on the investment of corporate securities. The address of the principal business and principal offices of Dolphin Associates, LLC is c/o Dolphin Holdings Corporation, 96 Cummings Point Road, Stamford, Connecticut 06902.

The managing member of Dolphin Associates, LLC is Dolphin Holdings Corporation, a Delaware corporation engaged in managing partnerships entities that advise on the investment of corporate securities. The address of the principal business and principal offices of Dolphin Holdings Corporation is 96 Cummings Point Road, Stamford, Connecticut 06902. Donald T. Netter is Chairman, Chief Executive Officer, President and Senior Managing Director of Dolphin Holdings Corporation. The business address of Mr. Netter is c/o Dolphin Holdings Corporation, 96 Cummings Point Road, Stamford, Connecticut 06902. The other officers of Dolphin Holdings Corporation and their principal occupations and business addresses are set forth on Schedule I to this proxy statement. These persons may also solicit proxies on Dolphin’s behalf so that they may be deemed participants in our solicitation.

Dolphin Financial Partners, L.L.C. is a Delaware limited liability company that is engaged in the business of advising on the investment of corporate securities. The sole member of Dolphin Financial Partners is Donald T. Netter. The address of the principal business and principal offices of Dolphin Financial Partners 96 Cummings Point Road, Stamford, Connecticut 06902.

As of the date of this proxy statement, Dolphin owns beneficially and of record 1,000 shares of common stock and beneficially, but not of record, an aggregate of 1,999,000 shares of common stock of the Company's outstanding stock, representing approximately 3.6% of the outstanding shares.

Additional information about Dolphin and the independent nominees including information regarding the beneficial ownership of common stock is set forth under the heading “Certain Other Information Regarding Dolphin’s Nominees” and in Annex A attached to this proxy statement.

Dolphin has retained Innisfree to act as an advisor and to provide consulting, analytic and solicitation services in connection with this proxy solicitation. Innisfree is a proxy service company. It mails documents to shareholders, responds to shareholder questions and solicits shareholder votes for many entities. Innisfree does not believe that it or any of its directors, officers, employees, affiliates or controlling persons, if any, is a “participant” in this proxy solicitation or that Schedule 14A requires the disclosure of certain information concerning Innisfree. The business address of Innisfree is 501 Madison Avenue, New York, New York 10022. Innisfree has informed Dolphin that, as of the date of this proxy statement, it does not hold any shares of the Company’s common stock for its own account or for the accounts of others.

BACKGROUND OF THE PROXY SOLICITATION

Background

On June 13, 2005, the Company announced that it had received from its chairman and chief executive officer, Mr. Vinod Gupta, an offer to acquire all shares in the Company that he did not already own for $11.75. The offer was made just five days after the Company announced lowered revenue guidance, causing its stock to drop from an $11.94 close on June 8 to a $9.37 close on June 9, 2005.

On June 24, 2005, the Company announced that it had formed a special committee to consider the proposal of Mr. Vinod Gupta. According to the minutes of the Company’s board, the mandate of the committee was, among other things, “to solicit, consider, negotiate, approve or reject alternate proposals.”

Believing that the Company’s stock was undervalued, in June 2005, Dolphin began to purchase the Company’s shares in the open market.

On August 25, 2005, the Company issued two press releases:

The Company first announced that:

The Special Committee of its Board of Directors communicated to Mr. Vinod Gupta, infoUSA's Chairman and CEO, the preliminary conclusions of the Committee regarding the previously announced proposal by an affiliate of Mr. Vinod Gupta to acquire all of the shares of infoUSA not owned by Mr. Vinod Gupta for $11.75 per share in cash. The Special Committee informed Mr. Vinod Gupta that, based upon the preliminary information reviewed by the Committee, it did not intend to move forward with his current proposal.

The Special Committee further advised Mr. Vinod Gupta that, while the Committee had made no decision to recommend any transaction, the Committee had determined, in light of his proposal and potential strategic alternatives available to the company, that it is in the best interests of the company's stockholders to continue to explore potential strategic alternatives.

Mr. Vinod Gupta then advised the Special Committee that he intended to withdraw his $11.75 per share proposal. In addition, Mr. Vinod Gupta also reiterated that he does not intend to sell his shares or to vote his shares in favor of any other change in control transaction. Mr. Vinod Gupta subsequently issued a press release confirming these statements.

The Special Committee intends to continue to explore a range of strategic alternatives and to exercise its functions unless and until the authority of the Committee is terminated by the Board of Directors of infoUSA, despite the withdrawal of Mr. Vinod Gupta's proposal and his statement that he does not intend to sell his shares or support any change in control transaction. However, there can be no assurance that any transaction will result from the Committee's exploration of strategic alternative.

Later the same day, the Company issued the following correction:

infoUSA Inc. (Nasdaq: IUSA) announced that an analyst's research brief issued today inaccurately characterizes discussions between the Special Committee of the Board of Directors of infoUSA and Mr. Vinod Gupta that preceded the withdrawal by Mr. Vinod Gupta of his previously announced proposal to acquire all of the shares of infoUSA not owned by him for $11.75 per share in cash.

The research report suggests that Mr. Vinod Gupta withdrew his offer after being told that the Special Committee was open to negotiations with him only if he was willing to vote for the best deal.

In fact, the Special Committee did not condition further negotiations with Mr. Vinod Gupta on a commitment to vote in favor of any alternative transaction. The Special Committee advised Mr. Vinod Gupta that it had concluded that any transaction would require a market test and offered two alternatives to Mr. Gupta. The first alternative was for the Special Committee to explore strategic alternatives, as part of which Mr. Gupta would be offered the opportunity to participate in the process along with other interested parties. The Special Committee did not impose upon Mr. Gupta any requirement that he commit to support a transaction in the context of the company exploring strategic alternatives.

The Special Committee did, however, present to Mr. Gupta an alternative approach. Under this approach, the Special Committee would negotiate directly with Mr. Gupta, without first undertaking an exploration of strategic alternatives, with a view to determining whether an agreement could be reached on terms acceptable to the Special Committee. The Committee informed Mr. Vinod Gupta that it was prepared to pursue this approach only if Mr. Gupta agreed to a post-signing market check and, if the company received a superior offer that Mr. Gupta was unable to top, to support that alternative transaction.

As previously announced, the Special Committee intends to continue to explore a range of strategic alternatives and to exercise its functions unless and until the authority of the Committee is terminated by the Board of Directors of infoUSA, despite the withdrawal of Mr. Vinod Gupta's proposal and his statement that he does not intend to sell his shares or support any change in control transaction. However, there can be no assurance that any transaction will result from the Committee's exploration of strategic alternatives.

The next day, on August 26, 2005, the Company issued a release announcing that the special committee had been dissolved, notwithstanding the Company’s twice reiterated statement one day earlier that the committee would continue its work.

The minutes of the Company reflect that the board vote to disband the special committee was opposed by three members of the special committee, Mr. Kahn, Mr. Anshoo Gupta and Dr. Stryker. The fourth member, Dr. Raval, abstained. The board vote to disband the committee was carried by a slim majority of five members of the board comprised of Messrs. Vinod Gupta, Haddix, Harold Andersen, Elliott S. Kaplan and Dennis P. Walker. At least some of the directors who voted with Mr. Vinod Gupta to disband the committee had conflicts of interest, as disclosed in the Company’s proxy statements. Mr. Kaplan is a named partner of a law firm that each year has received substantial compensation for services rendered to the Company. Mr. Andersen is a director of two mutual funds in the Everest Mutual Fund family as is Mr. Vinod Gupta. Everest Asset Management and Everest Investment Management are 100% and 40%, respectively, owned by Mr. Vinod Gupta. If Messrs. Vinod Gupta, Andersen and Kaplan had recused themselves from this important vote, the special committee’s exploration of strategic alternatives would have continued.

On August 30, 2005, Abbe L. Dienstag, a partner in the law firm of Kramer Levin Naftalis & Frankel LLP, counsel to Dolphin, spoke with Mr. Kaplan by telephone. In these conversations, Mr. Kaplan stated that the board had disbanded the special committee because certain executives had indicated that they would leave the Company if the Company were to be sold; that Mr. Vinod Gupta believed the Company was undervalued but felt that he was unable to implement necessary steps to increase value so long as infoUSA remained a public company; that the Company was not currently growing and was losing key accounts in its Donnelley division; that the Company had grown through acquisition but this growth was not reflected in the Company’s market price; that although Mr. Gupta was using the planes and the yacht for corporate purposes, the Company had purchased the interests of Mr. Vinod Gupta’s affiliate in these assets at the suggestion of the audit committee to have more control over expenditures that were being charged to the Company; and that Mr. Vinod Gupta’s standstill agreement of July 16, 2005, in which he agreed not to increase his stake in the Company, remained in effect.

On August 31, 2005, Dolphin sent the following letter to the non-management directors of the Company and sent a copy of the letter to certain sizable shareholders of the Company:

August 31, 2005

Via Facsimile and Federal Express
To the Non-Management Directors
of infoUSA Inc.

Gentlemen:

Dolphin Limited Partnership-I, L.P., together with its affiliate (“Dolphin”), is a sizable shareholder in infoUSA Inc. (“IUSA” or “the Company”). It is with no delight that we write this letter to the Company’s non-management directors.

When describing the required board room environment, two notable former Chairmen of the SEC put it best:

“There has to be an atmosphere of constructive criticism.” - Arthur Levitt

“In order to restore their trust, American investors must see businesses shift from constantly searching for loopholes and skating up to the line of legally acceptable behavior. They must see a new respect for honesty, integrity, transparency, accountability, and for the good of shareholders….”- William Donaldson

After reviewing the IUSA public record, we find a board that has, in our opinion, failed to administer any real oversight where it is needed most—in transactions involving Mr. Vinod Gupta, the Company’s Chairman and CEO.1  We believe these activities indirectly and collectively have damaged the public shareholders and have raised serious questions about the board’s commitment to maximize value for the public shareholders, especially in the aftermath of Mr. Gupta’s opportunistic bid for the Company.2   We are referring to the inappropriate related party transactions, serious corporate governance deficiencies, conflicts and numerous, irregular public disclosures.

Before delving into these serious matters, we discuss the Company’s stockholder rights plan that the board approved on July 21, 1997. We believe the architecture of the plan is symptomatic of the inexplicably permissive attitude of the board in transactions involving Mr. Gupta.3 The plan exempts Mr. Gupta and his family members from its provisions, so that Mr. Gupta is free to purchase an unlimited amount of shares, while all other investors are constrained to owning no more than 15% of the outstanding shares.4

The Company’s Schedule 8-A12G/A filing (dated March 29, 2000) states, “These rights are designed to protect and maximize the value of stockholders’ interests in the Company in the

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(1) Our belief is based on the “Certain Transactions” sections of the Company’s proxy statements for its 1998 to 2006 annual meetings.
(2) Our belief is based on the “Certain Transactions” sections of the Company’s proxy statements for its 1998 through 2006 annual meetings and the minutes of the board of directors’ August 26, 2005 meeting.
(3) See note 1.
(4) Preferred Shares Rights Agreement filed as Exhibit 4 to the Company’s Form 8-A12G on August 6, 1997.

event of an unsolicited takeover attempt through such methods as a gradual accumulation of shares in excess of 15% of the outstanding stock…”5 We are deeply troubled by the board’s decision to continue to provide an exemption under the rights plan for Mr. Gupta.6 In connection with Mr. Gupta’s $11.75 per share offer, he publicly stated that he “does not intend to vote in favor of any other change of control transaction” of the Company7 that, we believe, could lead to delivering significantly greater value to shareholders than Mr. Gupta’s offer. Obviously, the larger Mr. Gupta’s stake—which he has clearly been increasing—the greater will be his ability to block a deal in the best interests of the majority of shareholders.

We recognize the thoughtful attention of the now defunct special committee and its advisors afforded to Mr. Gupta’s buyout proposal8—a first, as far as we can tell, for a transaction involving Mr. Gupta. We are therefore especially perplexed by the board’s failure to plug the hole in the rights plan immediately after Mr. Gupta made his bid.9 We can think of no reasonable justification in the circumstances of not doing so and expect the board to take prompt action—before the expiration of the current standstill with Mr. Gupta—to remedy the situation.

We now address other troubling circumstances at the Company.

The Related Party Transactions

We believe clearly inappropriate activities have been allowed to continue at IUSA,10 and we question what the board members have been doing to oversee these activities.

•  Jet Aircraft. In the six years through 2004, IUSA paid $13.5 million to Annapurna Corp., which is 100% owned by Mr. Gupta, for use of several aircraft and undefined acquisition related expenses.11 Curiously, in 2004, IUSA not-so-indirectly purchased two aircraft interests from Annapurna for $2.7 million.12 Given that all of IUSA’s primary facilities are within driving distance to its headquarters,13 we find no justification in the Company’s owning these aircraft or reimbursing Mr. Gupta for their use.

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(5) Amendment No. 2 to the Company’s Form 8-A12G, filed on March 20, 2000.
(6) Company’s press release dated July 22, 2005, and its Form 8-K, filed on September 14, 2005.
(7) Press release dated August 24, 2005 (“Vin Gupta & Co. Withdraws Offer to Acquire infoUSA Inc.”).
(8) Minutes of the special committee’s August 23, 2005 meeting.
(9) See note 6.
(10) See note 2.
(11) “Certain Transactions” sections of the Company’s proxy statements for its 1999 through 2004 annual meetings.
(12) “Certain Transactions” section of the Company’s proxy statement for its 2005 annual meeting.
(13) This reference is to the Company’s two Omaha, Nebraska facilities, its three Carter Lake, Iowa facilities and its Papillion, Nebraska facility, which together with the Company’s Marshfield, Wisconsin facility, are the only separately identified facilities in the Company’s 2005 Form 10-K. The Marshfield, Wisconsin facility is not within easy driving distance of the other facilities.

•  The Yacht. Just a few months ago, in June 2005, IUSA leased a boat for seven years, at a cost of $2.2 million.14 The boat was previously leased by Annapurna. By what stretch of the board’s business judgment does leasing a boat contribute to the Company’s bottom line?

•  The Sky Box. In 2003, IUSA purchased the rights to a skybox at the University of Nebraska-Lincoln football stadium for $617,000 from Annapurna, covering the remaining 21 years of the lease.15 Is it a coincidence that Mr. Gupta received his MBA from the University of Nebraska, that two former directors were public officials of Nebraska, or that one former director was the University of Nebraska’s Dean of Business Administration? By what stretch of the imagination does an asset like this belong on the Company’s balance sheet?

•  The Everest Transactions. In 2002, IUSA paid Everest Asset Management, which is also 100% owned by Mr. Gupta, $415,000 for “acquisition-related expenses” on certain undefined transactions. In 2001, IUSA invested $1 million in an Everest Fund which was later liquidated in 2004.16 In 2001 IUSA acquired a building adjacent to its facilities by assuming a $2.8 million mortgage from Everest Investment Management, 40% owned by Mr. Gupta.17

These activities can only be described as bizarre for a public company. For whom were these Gupta related transactions designed to create value? For the Company’s public shareholders or for Mr. Gupta? We expect the board to visit or re-visit all of these related party transactions and to promptly reverse them or undo their effects.

Curious and Questionable Transactions

In November 2004, the board, with the permission of the Company’s lenders, approved $20 million for share buybacks and/or dividends.18

Then, in March 2005, Mr. Gupta purchased 61,000 shares at $10.13, bringing his outright holdings to 18.4 million shares, or approximately 34.5%.19 At that time, Mr. Gupta said,

“I continue to believe that infoUSA’s stock is worth in excess of $18 per share based on the company’s strong financial condition and earnings momentum. Additionally, it is trading at a discount to its peer group as measured by a multiple of

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(14)	Note 10 to the financial statements in the Company’s Form 10-Q for the quarters ended June 30, 2005 and September 30, 2005; Note 12 to the financial statements in the Company’s 2005 Form 10-K.

(15)	“Certain Transactions” section of the Company’s proxy statement for its 2005 annual meeting.

(16)	Note 12 to the financial statements in the Company’s 2004 Form 10-K/A.

(17)	Note 12 to the financial statements in the Company’s 2003 Form 10-K.

(18)	Company’s press release dated November 8, 2004 (“infoUSA Board Authorizes Stock Repurchase”).

(19)	Company’s press release dated March 15, 2005 (“infoUSA CEO Purchases Additional Stock”) and Form 4, filed by Mr. Gupta on March 15, 2005.

EBITDA and free cash flow. Accordingly, I plan to purchase additional shares in the future as market conditions permit.”20

Did the Company exhaust its share repurchase program before Mr. Gupta acquired his shares? Or did Mr. Gupta purchase his shares at opportunistic prices while allowing the Company’s own share repurchase program to languish?21

And while we are on the subject of Mr. Gupta’s share ownership, why is it that the compensation committee granted 2.5 million options to Mr. Gupta in last six years?22 One would think, given the size of Mr. Gupta’s direct holdings, that he already has enough stock-based incentives.

On June 8, 2005, IUSA lowered its guidance by approximately 5%.23 Just three days later Mr. Gupta made his $11.75 bid for the Company!24 This sequence of events was undoubtedly not coincidental. It raises in our minds all sorts of red flags, but did it do so for the board? One would think that the causal nexus between these two events—which triggered which—should be carefully investigated. It is not too late to do so.

On August 24, 2005 Mr. Gupta withdrew his $11.75 acquisition proposal.25 The Company publicly declared that the special committee would remain in place and that the committee informed Mr. Gupta, “in light of his proposal and potential strategic alternatives available to the company, that it is in the best interest of the company’s stockholders to continue to explore potential strategic alternatives…”26 Twenty-four hours later, without any public explanation or justification, the special committee was “dissolved.”27 Is this the manner in which a thoughtful and conscientious board conducts the affairs of a public company? In our experience, it is virtually unheard of, and suggests that some board members may have a conflicted agenda that they are unwilling or afraid to share with the public.

Direct Conflicts with the Company’s Own Governance Principles

We find these activities and circumstances, and others like them, to be in direct conflict with the lofty goals articulated in the Company’s own Code of Business Conduct and Ethics (posted to the Company website), some of which are excerpted below:

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(20) Company’s press release dated March 15, 2005 (“infoUSA CEO Purchases Additional Stock”).
(21) Our belief is based on the Company’s press release dated June 8, 2005 (“infoUSA Revised Revenue and Earnings Guidance for 2005”) and its Form 8-K, filed on June 27, 2005.
(22) Our belief is based on the Company’s proxy statements for its 1999 through 2005 annual meetings.
(23) Company’s press release dated June 8, 2005 (“infoUSA Revised Revenue and Earnings Guidance for 2005”).
(24) Company’s Form 8-K, filed on June 27, 2005.
(25) Press release dated August 24, 2005 (“Vin Gupta & Co. Withdraws Offer to Acquire infoUSA Inc.”).
(26) Company’s press release dated August 25, 2005 (“infoUSA Announces Withdrawal of Offer by Vinod Gupta; Special Committee intends to Continue Exploring Strategic Alternatives”).
(27) Minutes of board of directors’ August 26, 2005 meeting.

“We must strive to foster a culture of honesty and accountability. Even well-intentioned actions that violate the law or this code may result in corrective and/or disciplinary action, which may include dismissal….

infoUSA’s employees, officers and directors have an obligation to act in the best interest of the Corporation and to avoid situations that present a potential or actual conflict between their interests and the interests of the Corporation…

Employees, officers and directors are prohibited from taking for themselves business opportunities that are discovered through the use of corporate property, information or position…. Employees, officers and directors have a duty to advance the legitimate interests of the Corporation whenever the opportunity to do so arises…”

How, we ask, do these sound principles of corporate governance coexist with the questionable practices and outright conflicts that have continually plagued the Company over the course of years?28

Mr. Gupta himself seems to know about good corporate governance and putting the interests of shareholders first—except when it comes to IUSA itself.29 In IUSA’s failed attempt to acquire Digital Impact (DIGI) in March 2005, Mr. Gupta stated:

“We commend the Digital Impact board of directors for entering into this agreement with Axicom [sic] and in doing so, taking seriously the best interests of Digital Impact stockholders.”30

In a release made earlier that month, management of IUSA proclaimed:

“infoUSA urges Digital Impact stockholders to send a message to their board and management that they want to receive maximum value now for their Digital Impact investment…”31

How then does Mr. Gupta, announce, as he effectively did in his press release of August 24, 2005, that he will use his holdings to obstruct a transaction that would bring greater value to all IUSA shareholders? And how does the board allow him to do so by not closing the loophole in the stockholder rights plan?32

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(28) See note 2.
(29) See note 2.
(30) Company’s press release dated March 29, 2005 (“infoUSA Terminates Tender Offer for Digital Impact”).
(31) Company’s press release dated March 8, 2005 (“infoUSA Responds to Digital Impacts Comments; Regarding InfoUSA’s $2.00 Per Share Cash Tender Offer for all the Outstanding Shares of Digital Impact Stock”).
(32) See note 6.

What the Board Must Do Now

As a large IUSA shareholder, we believe that this board must begin to operate with the necessary “constructive skepticism.” This is what it must do:

1. The good news is that there is untapped value in the Company that, with shareholder-focused leadership, can be unlocked for the benefit of all shareholders. Even using the Company’s lowered guidance of approximately $94 million of ’05 EBITDA (up from $71 million in ’04), and net debt of $178 million, the IUSA shares currently trade at 7.6x ’05 TEV/EBITDA while its peers trade at an average multiple of approximately 9.2x ’05 TEV/EBITDA.33 Why should this be so? One investor with whom we have spoken may have hit the nail on the head when he characterized the disparity as the “Gupta Discount.”34 We agree. The activities outlined in this letter suggest to us that Mr. Gupta is not an appropriate trustee for public shareholders. We believe that it may be time that he be told to step aside.

As stated above, the board must act immediately to plug the hole in the stockholder rights plan made for the benefit of Mr. Gupta.

Also as stated above, the board must act immediately to cleanse the Company of the effects of the related party transactions that make a mockery of the Company’s own Code Business Conduct and Ethics.35

We have tried to reach Mr. Martin Kahn, the chairman of the special committee and a member of the board’s governance and nominating committee. Our calls were not returned. We remain available to meet with Mr. Kahn and/or any of the other “independent” directors to discuss how this untenable history of failed governance will be addressed, or for clarification if any of the facts that we have laid out in this letter are inaccurate.

We would prefer to have the board put its own house in order, and we are willing to give the board the opportunity to do so. But we, and we suspect other shareholders, will not be patient much longer.

We await your prompt reply.

Very truly yours,
/s/ Donald T. Netter
Senior Managing Director

On September 1 and September 7, 2005, respectively, Mr. Kaplan and Mr. Anshoo Gupta (not related to Mr. Vinod Gupta), a non-management member of the Company’s board, sent letters informing Dolphin that the matters raised in the August 31 letter would be discussed by the board of directors at its next meeting.

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(33) Company’s press release, dated June 8, 2005 (“infoUSA Revised Revenue and Earnings Guidance for 2005”); Company’s 2004 Form 10-K/A; Dolphin’s calculation of the TEV/EBITDA ratios for Equifax Inc., The Dun & Bradstreet Corp., Acxiom Corp., Harte-Hanks, Inc., ChoicePoint Inc. and infoUSA Inc. based on information obtained by Dolphin through Bloomberg and contained in the respective companies’ public filings.
(34) Dolphin does not recall the identity of the shareholder who made this remark. Nevertheless, Dolphin adopts this remark as a statement of its own belief.
(35) See notes 2 and 6.

Mr. Dienstag of Kramer Levin spoke again with Mr. Kaplan by telephone on September 7, and September 12, 2005, and Mr. Kaplan reiterated that the matters raised in Dolphin’s letter would be addressed at the board’s October meeting.

On September 14, 2005, the Company filed a Current Report on Form 8-K reporting that, by letter dated September 12, 2005, Mr. Vinod Gupta informed the Company he would not directly or indirectly acquire additional shares of infoUSA for a period of six months from the date of his letter (a period ending on or about March 12, 2006), other than pursuant to the exercise stock options granted to him by the Company, unless the Company announced that it had entered into an agreement with respect to a business combination transaction.

On September 19, 2005, Dolphin sent a letter to the Company requesting minutes of board and special committee meetings, shareholder information and records with respect to related party transactions for the past ten years, including Mr. Vinod Gupta’s proposed going private transaction, under Section 220 of the Delaware General Corporation Law. Dolphin later supplemented this request in letters dated November 11, 2005, January 12, 2006, February 7, 2006, February 13, 2006, February 27, 2006, March 15, 2006, March 17, 2006 and March 22, 2006.

On September 23, 2005, Robins Kaplan sent a letter to Kramer Levin offering to furnish documents to which Dolphin is “entitled” in due course and enclosed a confidentiality agreement with respect to the production of these records. Over the next several weeks, Robins Kaplan and Kramer Levin exchanged drafts of the confidentiality agreement, in an attempt to arrive at a mutually acceptable document.

On October 6, 2005, Donald T. Netter of Dolphin and Martin Kahn, a non-management member of the Company’s board, met in New York to discuss the matters raised in Dolphin’s August 31st letter.

On October 7, 2005, Kramer Levin sent a letter to Robins Kaplan protesting the failure to furnish the documents requested by Dolphin on September 19th. On October 11, 2005, Dolphin sent a copy of this letter to the non-management directors of the Company.

On October 14, 2005, the Company filed a current report on Form 8-K with the SEC reporting Dolphin’s request for records.

On October 17, 2005, Dolphin sent a letter to the Company’s non-management directors in advance of the October 20, 2005 board meeting urging the board to correct the irregular related party transactions between the Company and Mr. Vinod Gupta. On the same date, Mr. Netter called Mr. Anshoo Gupta, and Mr. Anshoo Gupta informed Mr. Netter that the matters raised by Dolphin would be discussed at the next board meeting.

On October 18, 2005, Mr. Netter and Mr. Kahn spoke by telephone again with respect to the matters raised in Dolphin’s letter.

On October 19, 2005, Robins Kaplan sent a letter to Kramer Levin enclosing certain of the requested records, including redacted minutes of board and special committee meetings, and stating that it was enclosing “only documents that are not confidential.”

On October 20 and 21, 2005, the directors of infoUSA met for a two day board meeting. Minutes of the board meeting made available to Dolphin do not reflect discussion of any of the matters raised in the Dolphin letter of August 31st. By letter of February 9, 2006, Robins Kaplan confirmed that there were no discussions or other actions concerning related party transactions at the October 2005 board meetings.

With over five weeks having lapsed since Dolphin first making its request for the books and records of the Company and the Company not having responded to a substantial number of Dolphin’s requests, on October 24, 2005, Dolphin filed with the Delaware Court of Chancery an action under Section 220 of the DGCL seeking to compel compliance with Dolphin’s September 19th letter.

On October 26, 2005, Mr. Netter had a brief telephone conversation with Mr. Kahn regarding the same matters of concern to Dolphin prior to the Company’s third quarter earnings conference call scheduled for that day. In the course of the earnings call, Mr. Vinod Gupta stated in connection with a discussion on related party transactions, that “the Board has decided to virtually eliminate such transactions going forward.”

On November 11, 2005, the Company announced in a press release the resignation of Mr. Andersen from the board.

On November 14, 2005, Mr. Netter and Mr. Kahn spoke by telephone concerning the earnings call, the dissolution of the special committee and the shareholder rights agreement.

On November 17, 2005, Dolphin sent a letter to the board expressing its disappointment with the board’s failure to act on the issues raised by Dolphin and commenting on statements in the Company’s third quarter earnings conference call. Dolphin also issued a press release with the text of this letter.

On December 22, 2005, the Delaware Court of Chancery issued an order with respect to the action to compel the Company to produce the requested books and records. The court ordered that the Company respond to the request for the past five years. The Company had initially offered inspection of three years of material, which it increased to five years after the matter had been filed with the court and prior to the court’s ruling. The Court stated that it would review financial materials furnished to the special committee by its financial advisors to determine whether such materials should be provided to Dolphin. On the same date, the Company and Dolphin entered into the confidentiality agreement with respect to non-disclosure of the books and records of the Company, which as noted had been the subject of negotiation between the parties. In the form executed, the agreement allowed for any stockholder owning 2% or more of the Company’s outstanding common stock that executed a joinder to the agreement to review the materials.

During the last week of December 2005 and the second week of January 2006, the Company through its counsel furnished approximately 15,000 pages of materials to Dolphin, by delivery to the offices of Dolphin’s counsel, in response to Dolphin’s September 19th letter, as required by the order of the court. Dolphin first accessed the materials and began its inspection on January 3, 2006. The Company furnished additional materials to Dolphin, at the offices of its counsel, under cover of letters dated February 2, 2006, February 3, 2006, February 13, 2006, February 15, 2006, February 24, 2006, February 27, 2006, March 9, 2006, March 14, 2006, March 15, 2006, March 16, 2006, March 17, 2006 and March 22, 2006. During this period, counsel for Dolphin had numerous telephone calls with counsel for the Company regarding Dolphin’s request for document inspection and the timing and substance of the Company’s responses.

On January 18, 2006, Dolphin issued a press release stating that it was in the process of reviewing the documents furnished by the Company in response to its Section 220 request and that it would take appropriate action upon completion of its review. Also in the release, Dolphin informed shareholders owning at least 2% of the Company’s common stock that they could receive copies of the documents made available to Dolphin provided they executed a joinder to the confidentiality agreement. One of the Company’s other shareholders executed the joinder and was furnished with copies of the documents.

On January 18, 2006, Mr. Netter and Mr. Kahn had a telephone conversation, in which Dolphin offered to share its preliminary findings following its review of the documents furnished to it by the Company with a sub-committee of the Company’s non-management directors. Mr. Netter further said that he hoped that the board would fix the problems identified by Dolphin.

On January 23, 2006, Dr. Stryker resigned from the board after only nine months, citing increased demands and potential conflicts with his consulting business.

On February 7, 2006, Kramer Levin sent a letter to Potter Anderson & Corroon LLP, Delaware counsel to the Company, challenging the confidentiality of a majority of the documents furnished by the Company pursuant to its Section 220 request. On February 9, 2006, Robins Kaplan responded to the letter by sending to Kramer Levin a letter stating that the Company would be performing a second review of the confidentiality of the documents that it furnished. By letter of February 22, 2006, Robins Kaplan provided Kramer Levin with a list of several thousand pages of documents as to which the Company would now not be claiming confidentiality.

On February 22, 2006, Cardinal Value Equity Partners, LP filed under seal a derivative and class action complaint, Cardinal Value Equity Partners, LP v. Gupta et al. Civil Action No. 1959-N in the Court of Chancery of the State of Delaware. The complaint in this lawsuit became unsealed on March 20, 2006, when counsel for the Company informed the courts that it would not object to the unsealing of the complaint.

On February 28, 2006, Mr. Netter telephoned Mr. Kahn to discuss Dolphin’s continuing concerns about the Company. Mr. Kahn indicated that it would be inappropriate to converse as a result of the now pending litigation.

On March 8, 2006, Dolphin sent a letter to the non-management directors of the Company noting that the terms of Mr. Vinod Gupta’s standstill letter would expire on or about March 12, 2006 and asking the board to publicly inform all shareholders by the opening of business on March 13, 2006 what action the board proposed to take in this regard. On March 15, 2006, Kaplan, Strangis and Kaplan, P.A., counsel to the board of directors of the Company, sent a letter to Dolphin stating that the board would make an announcement to all shareholders regarding the standstill letter if and when it takes action in this regard.

On March 14, 2006, Dolphin sent a letter to the Company recommending Karl L. Meyer for election as director at the Company’s 2006 annual meeting of shareholders to fill the vacancy created by the resignation of Dr. Stryker. On March 15, 2006, Dolphin issued a press release announcing this recommendation.

On March 17, 2006, Dolphin sent a letter to the Company enclosing notice of its intention to nominate Messrs. Aslin, Meyer and Trevisani to the board and requesting certain share and shareholder information.

On March 22, 2006, Ashby & Geddes, Dolphin’s Delaware counsel, submitted a letter under seal, as required by the parties’ confidentiality agreement, to the Delaware Court of Chancery requesting that designations of confidentiality be removed from documents concerning related party transactions which the Company continued to maintain should be treated as confidential. Dolphin also requested that the Company be required to furnish certain limited information from 1998 and 1999 regarding related party transactions and that Dolphin be permitted access to valuation materials previously presented to the special committee and that were being reviewed by the court.

On March 27, 2006, the Company publicly filed with the Court of Chancery its proposed redacted version of Dolphin’s March 22 letter to the court.

On March 28, 2006, Dolphin sent the following letter to the board of directors of the Company, which it publicized the following day in a press release:

March 28, 2006

Via Facsimile and Federal Express

The board of directors,
infoUSA Inc.
5711 South 86th Circle
Omaha, NE 68127

Attention: Secretary

Gentlemen:

As you know, Dolphin Limited Partnership-I, L.P. submitted the nominations of three distinguished and independent director nominees for election to the board at the May 26, 2006 annual shareholders meeting. Dolphin also submitted a binding bylaw amendment that would prohibit for three years the re-nomination or appointment by the board of a director voted off the IUSA board.

The nomination of this independent director slate and the proposed bylaw amendment follow Dolphin’s continuing efforts over the past seven months to promote consensual governance improvements at IUSA. Most recently, this included our March 8, 2006 letter, in which we again requested that the full board eliminate the exemption afforded Mr. Vinod Gupta under the Company’s Shareholder Rights Plan. There has been no substantive response. Also, on March 15, 2006, we submitted the nomination of independent director, Mr. Karl L. Meyer, to fill the recent vacancy created by the resignation of Dr. Charles Stryker. IUSA was asked to respond to this nomination by March 28, 2006. Again, there was no response.

Further, Dolphin is, and we believe other unaffiliated shareholders36 are, outraged that the full board has failed to take any action to address the circumstances surrounding Mr. Vinod Gupta’s opportunistic going private transaction and the many other continuing serious governance failures at IUSA:

(i)	Mr. Vinod Gupta’s Opportunistic $11.75 Going Private Proposal

On March 15, 2005, Mr. Gupta purchased 61,000 shares of IUSA at $10.13/share, bringing his outright holdings to 18.4 million shares, or approximately 34.5%.37 At that time, Mr. Gupta publicly stated:

“I continue to believe that infoUSA stock is worth in excess of $18 per share based on the company’s strong financial condition and earnings momentum. Additionally, it is trading at a discount to its peer group as measured by a multiple of EBITDA and free cash flow. Accordingly, I plan to purchase additional shares in the future as market conditions permit.”38

On April 25, 2005, the Company reported first quarter results which exceeded Wall Street estimates in GAAP revenue, EBITDA and GAAP EPS and also confirmed fiscal 2005 revenue and EPS guidance.39

A little over one month later, on June 8, 2005, IUSA lowered its guidance by approximately 5%, sending the share price from approximately $12 to $9.40.40

Just three business days later, Mr. Vinod Gupta made an $11.75 bid for all of the unaffiliated shares.41 In his offer letter to the board (filed in a June 27, 2005 8-K), Mr. Vinod Gupta stated,

“It is my belief that this proposal offers infoUSA shareholders the best opportunity to realize a very attractive value for their shares. As the board considers its response to this proposal, it should be aware that I do not desire to dispose of any of my shares of infoUSA common stock, nor do I intend to vote in favor of any transaction involving a change in control of the Company other than [Mr. Vinod Gupta’s] proposed transaction.”

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(36) Our belief is based on a published article, dated August 29, 2005, containing statements of James Awad, head of Awad Asset Management, and the Complaint, Cardinal Value Equity Partners, LP v. Gupta et al., filed on February 22, 2006 with the Delaware Court of Chancery.
(37) See note 19.
(38) See note 20.
(39) Company’s press release dated April 25, 2005 (“infoUSA Reports Record Revenue and Strong Results for Q1 2005”).
(40) See note 23.
(41) See note 24.

Faced with the unanimous opposition of the Special Committee of the board formed in response to the offer,42 Mr. Vinod Gupta withdrew his undervalued bid.43 Remarkably, on the October 26, 2005 third quarter earnings conference call, Mr. Vinod Gupta again stated that his $11.75 proposal was “fair to the shareholders.”44 Against this background, and considering that the share price now materially exceeds Mr. Vinod Gupta’s $11.75 bid (before or after a February 2006 $0.23 annual dividend), Mr. Vinod Gupta’s repeated expressions of offering “fair” value to shareholders lack credibility, in Dolphin’s view.

It appears to Dolphin that Mr. Vinod Gupta’s extremely well timed $11.75 bid was designed to make a quick profit off of the unaffiliated shareholders.45 In these circumstances, Dolphin has little confidence in Mr. Vinod Gupta’s leadership or in his fulfilling his fiduciary obligations to all shareholders.

(ii)	The Full Board’s Abrupt Termination of the Special Committee

On June 14, 2005, the full board broadly empowered a Special Committee to, “in its [the Committee’s] sole discretion, to solicit, consider, negotiate, approve or reject alternate proposals.”46 On August 23, 2005, the Committee unanimously determined, after lengthy discussion with its financial and legal advisors, that Mr. Vinod Gupta’s offer of $11.75 per share undervalued the Company and required a “market check.”47 Mr. Vinod Gupta then withdrew his proposal on August 24, 2005 because in his words (and distorting the Committee’s statements), “the special committee indicated that they did not intend to proceed with my proposal on a prompt basis.”48 In response to the withdrawal of his offer, the Committee issued the following public statement:

“The Special Committee further advised Mr. Vinod Gupta that, while the Committee had made no decision to recommend any transaction, the Committee had determined, in light of his [Mr. Vinod Gupta’s] proposal and potential strategic alternatives available to the Company, that it is in the best interests of the Company’s stockholders to continue to explore strategic alternatives.”49

----------------------------------
(42) Minutes of the special committee’s August 23, 2005 meeting.
(43) Minutes of the special committee’s August 23, 2005 meeting and Company’s press release, dated August 25, 2005 (“infoUSA Announces Withdrawal of Offer by Vinod Gupta; Special Committee intends to Continue Exploring Strategic Alternatives”).
(44) Page 3 of the transcript of the Company’s October 26, 2005 earnings conference call.
(45) Our belief is based on the documents in note 43.
(46) Minutes of the board of directors’ June 14, 2005 meeting.
(47) See note 8.
(48) See note 44.
(49) See note 26.

Just one day later, the Committee was abruptly terminated in a non-unanimous vote of the full board. Directors Anshoo Gupta (not related to Vinod Gupta), Kahn (the Chairman of the Committee) and Stryker voted to preserve the Committee while director Raval abstained. Directors Vinod Gupta, Haddix, Andersen, Kaplan and Walker voted to dissolve the Special Committee.50

At least some of the directors who voted with Mr. Vinod Gupta to disband the Committee had conflicts of interest, as disclosed in the Company’s proxy statements. Mr. Kaplan is a named partner of a law firm that each year has received substantial compensation for services rendered to IUSA. Mr. Andersen is a director of two mutual funds in the Everest Mutual Fund family as is Mr. Vinod Gupta. Everest Asset Management and Everest Investment Management are 100% and 40%, respectively, owned by Mr. Vinod Gupta.51

If directors Vinod Gupta, Andersen and Kaplan had recused themselves from this important vote, the Special Committee’s exploration of strategic alternatives would have continued.

It is difficult for us to believe that the termination of the Committee’s work really was in the best interests of all shareholders.52

(iii)	The Full Board’s Failure to Include Mr. Vinod Gupta in the Shareholder Rights Plan

Despite repeated admonishments, the full board has failed to amend the Company’s Shareholder Rights Plan to eliminate the exemption afforded Mr. Vinod Gupta and his affiliates. Instead, the full board relied upon Mr. Vinod Gupta’s standstill letter to the board of July 18, 2005, whose enforceability was untested. This letter was “renewed” by a subsequent letter on September 12, 2005, which by its terms expired on or about March 12, 2006.53

Mr. Vinod Gupta has repeatedly stated that he would oppose a sale transaction with any other party,54 even though a third-party transaction might bring greater value to all IUSA shareholders. We cannot see how, in the exercise of its fiduciary duties to all shareholders, the full board continues to exempt Mr. Vinod Gupta from the Shareholder Rights Plan, so that he may acquire or receive additional shares and enhance his ability to block superior transactions that might benefit all shareholders.

-----------------------------------------
(50) Minutes of board of directors’ August 26, 2005 meeting.
(51) “Certain Transactions” and director biographies sections in the Company’s proxy statement for its 2005 annual meeting and Note 12 - “Related Party Transactions” to the financial statements in the Company’s 2003 Form 10-K.
(52) Our belief is based on the minutes of the board of directors’ June 14, 2005 meeting; minutes of the special committee’s August 23, 2005 meeting; and the Company’s press release dated August 25, 2005 (“infoUSA Announces Withdrawal of Offer by Vinod Gupta; Special Committee Intends to Continue to Explore Strategic Alternatives”).
(53) Company’s press release dated July 22, 2005, and Company’s Form 8-K, filed on September 14, 2005.
(54) Company’s press release dated June 13, 2005 (“infoUSA Receives $11.75 Cash Offer That Would Take the Company Private; Offer Price Represents a 25% Premium to Yesterday’s Closing Price”), and the press release dated August 24, 2005 (“Vin Gupta & Co. Withdraws Offer to Acquire infoUSA Inc.”).

With the looming expiration of Mr. Vinod Gupta’s standstill, Dolphin sent a letter to the full board on March 8, 2006, again requesting action on this vital matter. Our letter asked the full board to notify all shareholders of its determination by the open of business on March 13, 2006. We received no substantive response from the Company. The full board’s continued inaction is simply astounding and its silence is deafening.

(iv)	The Full Board’s Failure to Adequately Address the High Profile Related Party Transactions

The full board has apparently failed to address the many related party transactions involving Mr. Vinod Gupta and his affiliates. Sizable payments to Mr. Gupta and/or his affiliates were initiated in 1998, when Mr. Vinod Gupta received $48,000 in salary and Annapurna Corporation, 100% owned by Mr. Vinod Gupta, received $1.4 million for purported “travel and consulting services and related expenses.”55

In 1999, according to the Company’s proxy statement, Mr. Vinod Gupta received $48,000 in salary while Annapurna received $2.2 million in payments for purported “executive travel expenses,” $1.3 million for “acquisition and other related expenses” and Everest Investment Management, an entity 40% owned by Mr. Vinod Gupta, received $0.5 million for “investment advisory fees” - a total of $4.0 million.

These types of payments continued into 2005, except that by then the Company had acquired from Annapurna the aircraft interests, the lease on the 80-foot yacht, the American Princess, and a skybox at the University of Nebraska- Lincoln football stadium, all used by Mr. Vinod Gupta.56 Shareholders need to hear from the full board a compelling explanation of how these assets are expected to benefit all IUSA's shareholders, not just Mr. Vinod Gupta.

In its ongoing books and records investigation, Dolphin is focused on approximately $16.0 million of these kinds of publicly disclosed related party payments since 1998, most of which are between the Company and Mr. Vinod Gupta and his affiliates. IUSA appears to have a disproportionately large amount of these transactions, especially when compared to its peers with multi-billion dollar market capitalizations referred to below. Shareholders have a right to ask, and the full board we believe has a duty to explain, how and why directors allowed these kinds of transactions to proceed.

According to the Company’s proxy statements, since 1998 Mr. Vinod Gupta, on top of his already healthy equity stake, has been awarded 3.2 million options,57

-----------------------------------------
(55) “Executive Compensation” and “Certain Transactions” sections of the Company’s proxy statement for its 1999 annual meeting.
(56) “Certain Transactions” section of the Company’s proxy statement for its 2005 annual meeting.
(57) Company’s proxy statements for its 1998 through 2005 annual meetings.

(an additional 6% of the Company’s shares) of which approximately 2.1 million remain and were exercisable on or before March 1, 2006.58 Did the full board conclude that Mr. Vinod Gupta had insufficient long-term incentive or did these continuous sizable option grants instead serve to deliver greater control to him at the expense of unaffiliated shareholders?

(v)	A Rotating Board of Directors and Executive Office

The outlined activities have occurred behind a revolving door of directors that Dolphin believes prevented more effective oversight. Recent board resignations include directors Andersen and Stryker. During the past ten years, we count 15 director departures. Five directors, including Stryker, have served for less than one year. Additionally, in this same ten year period, we count over 15 executive officer departures or “re-assignments.” Most recently, Mr. Raj Das, the Company’s now-former CFO, in February 2006, was relegated to “strategic planning.”59 Dolphin wonders about the cause of this seemingly high rate of turnover.

We are also concerned how board vacancies have been filled. For example, the vacancy created by the resignation of director Andersen in November 2005 was filled by Bill Fairfield -the former Chairman of businessCreditUSA.com, an IUSA subsidiary. We note that in the Company’s public release announcing Mr. Fairfield’s appointment, IUSA failed to mention his prior affiliation with the Company.60 Also, Mr. Vinod Gupta and Mr. Bill Fairfield serve together as Trustees of the University of Nebraska Foundation.61 We do not think Mr. Fairfield was the most independent of choices.

We believe shareholders should always be concerned about the personnel and working environment of companies in which they are invested. With so much high-level turnover at IUSA, we question whether there is a constructive environment at the Company that truly provides for long-term employee advancement and continuity.

(vi)	The Failure of the Full Board To Take Prompt, Comprehensive and Corrective Action

In Dolphin’s letters to the directors of August 31, 2005, October 11, 2005, October 17, 2005, November 17, 2005 and March 8, 2006, we commented on these and other matters and suggested corrective action. Over the past seven months, the full board has had every opportunity to do what we asked of it in August 2005, “to put its own house in order.”

------------------------------------
(58) Amendment No. 13 to Schedule 13G, filed by Mr. Gupta on March 17, 2006.
(59) Company’s press release dated February 7, 2006 (“infoUSA Announces Management Change”).
(60) Press release, dated May 2, 2000, announcing the appointment of Bill Fairfield as businessCreditUSA.com’s chairman; Company’s press release, dated November 11, 2005, announcing the appointment of Bill Fairfield to the Company’s board; and biographies of directors in the Company’s proxy statement for its 2006 annual meeting.
(61) University of Nebraska Foundation website at www.nufoundation.org.

Dolphin always seeks to be fair and accurate. Remarkably, despite our letters to the board over the past seven months, the Company has neither publicly addressed the concerns that we have raised on behalf of all unaffiliated shareholders or corrected any inaccuracies it may have found in our prior communications.

Unfortunately it appears to us that, under the leadership of Mr. Vinod Gupta, the full board has failed to take actions that we believe are legitimately needed to protect the interests of the unaffiliated shareholders.62

It also appears to us that IUSA’s shares, notwithstanding an approximate 10% increase in market price over the last month, presently trade at an approximate 1.5 multiple point discount of Total Enterprise Value (“TEV”) / EBITDA1 to the average of its publicly traded peers2. On a price/earnings1 ratio basis, IUSA shares presently trade approximately 4.7 points lower than the average of these peers. With a market capitalization of approximately $674 million and analyst consensus estimated 2006 revenues of $411 million, IUSA is by far the smallest of its peers:63

	Equity Market	Analyst Consensus Est.
IUSA Peer Group	Capitalization	2006 Revenues
	($ billions)	($ billions)

The Dun & Bradstreet Corp. (DNB)	$5.0	$1.5
Equifax Inc. (EFX)	4.9	1.5
ChoicePoint Inc. (CPS)	3.8	1.1
Acxiom Corp. (ACXM)	2.3	1.4
Harte-Hanks, Inc. (HHS)	2.2	1.2

---------------
1
For all companies, TEV is based on December 31, 2005 company financials and prices are as of the March 28, 2006 close. 2006 EBITDA and diluted EPS consensus analyst estimates are calendarized where applicable (source: I/B/E/S). IUSA’s TEV is adjusted to reflect a $0.23 per share annual cash dividend paid on February 21, 2006.

2
In its 2005 10-K, IUSA lists ACXM, DNB, EFX, HHS and Experian (a wholly-owned subsidiary of GUS Plc) as its primary competitors. Sell-side analysts, in their analysis of IUSA, frequently include CPS as a “comparable peer”, and less frequently include Fair Isaac Corp. (FIC) and Trans Union LLC (private).

While we are mindful that Mr. Vinod Gupta founded IUSA in 1972, we believe that shareholders can no longer overlook the numerous troublesome activities that we refer to in this letter. Shareholders should also be troubled by the Company’s consistently poor operating results. The Company’s EBITDA has only now recovered to levels achieved in 2001, despite revenues increasing nearly $100 million by 2005. Also, in fiscal 2002 and 2003, Mr. Vinod Gupta failed to achieve his own bonus targets, while in fiscal 2004 curiously, no bonus target was set, but his base salary increased 50%.64

-------------------------------------
(62) See note 2.
(63) The numbers in this paragraph and in the table below are based on data collected by Dolphin through Bloomberg.
(64) Reports of the compensation committee in the Company’s proxy statement for its 2003, 2004 and 2005 annual meetings and Note 12 to the financial statements in the Company’s 2002 Form 10-K.

Why, we ask, has the core of this board been so beholden to a CEO who appears to have treated his public partners so shabbily?65 Just last year, Mr. Vinod Gupta stated that he “believed that IUSA was worth in excess of $18 per share”66; he then proceeded to offer $11.75 for the Company.67 The Special Committee stated that it “intended to explore a range of strategic options”; it was promptly shut down—we believe improperly—after the withdrawal of Mr. Vinod Gupta’s proposal.68

When public shareholders became Mr. Vinod Gupta’s partners in February 1992, each member of the board and management was charged with fiduciary duties. In light of the many apparent significant lapses, it appears that the full board and top management have failed to live up to those duties and that change is required for the benefit all shareholders.69

As always, Dolphin remains open to discuss any and all of these matters. But our calls for help from the full board have gone unanswered for seven months, and the full board has consistently failed to explain to all shareholders its failure to act on our requests. The full board must explain itself to all shareholders now. If the full board cannot or will not act, it will be up to the unaffiliated shareholders to do so before it is too late.

Very truly yours,
/s/ Donald T. Netter
Senior Managing Director,
Dolphin Limited Partnership I, L.P.

On March 30, 2006, the Company announced that it had named to its board Bernard W. Reznicek to fill the vacancy resulting from the resignation of Dr. Charles W. Stryker in January 2006.

On April 3, 2006, Dolphin issued the following press release in which it commented on Mr. Reznicek’s appointment to the board:

Dolphin Not Surprised by New Director Appointment from IUSA 'Old Boy' Network - Follows Plummeting Governance Rating by the Corporate Library
Monday April 3, 3:49 pm ET

STAMFORD, Conn., April 3 /PRNewswire/ -- On March 30, 2006 infoUSA Inc. (Nasdaq: IUSA) announced that the board had hand picked yet another director, Bernard W. Reznicek, to fill the vacancy created by the most recent resignation from a rotating board which Dolphin believes is riddled with interlocks and relationships that raise serious concerns about its independence.70

------------------------------------------------
(65) See note 2.
(66) See note 19.
(67) See note 24.
(68) Company’s press release dated August 25, 2005 (“infoUSA Issues Clarification Regarding Discussions Between Special Committee with Vinod Gupta”) and the minutes of the board of directors’ August 26, 2005 meeting.
(69) See note 1.
(70) Our belief is based on the information about the Company’s directors referred to in the following notes.

Mr. Reznicek has been a director of CSG Systems International, Inc. (CSGS) since 1997. Mr. George Haddix is a co-founder and former CEO of CSGS and was a director from March 1995 until May 2005. 71 Since March 1995, Mr. Haddix has been a director of IUSA and he is the Chairman of the Nominating and Corporate Governance Committee.72

According to public filings, in 1994 IUSA invested $500,000 in Trident Capital. In 1997, the Company invested an additional $500,000 in CSG Acquisition Fund, a limited partnership organized by Trident Capital to acquire CSG Holdings, Inc.73 In 1999, infoUSA.com, a subsidiary of IUSA, received $10 million from Trident Capital.74 That same year, Donald R. Dixon, Trident's managing director, was appointed Chairman of infoUSA.com. Mr. Dixon was a director of IUSA until September 1996, and was also a director of CSGS.75

Also, Mr. Reznicek was the Dean of the College of Business Administration at Creighton University from 1994 through 1996.76 Dr. Vasant Raval, an IUSA director and Chairman of its Audit Committee, has been a Professor and Chairman of the Department of Accounting at the College of Business Administration at Creighton University since 2001. Dr. Raval has also been a Professor, Associate Dean and a Director of Graduate Programs at the College of Business Administration77which has been involved with the Indian Institute of Technology (IIT) for over 10 years. Mr. Vinod Gupta is an alumni of IIT and in 2002, the Vinod Gupta School of Management at IIT partnered with Creighton's College of Business Administration to exchange students and faculty and develop a joint graduate certificate program.78Mr. Haddix is also on the board of directors of Creighton University.79

Unaffiliated IUSA holders will have a chance to weigh in on the performance of, and the interconnected relationships among, Mr. Haddix, Dr. Raval and Mr. Vinod Gupta as they are all up for election at the 2006 annual shareholder meeting.

A Dolphin spokesman commented: "On March 15, 2006, Dolphin nominated an outstanding independent candidate (not affiliated with Dolphin or its principals), Karl L. Meyer to fill this vacancy hoping that the board would have recognized the pressing need for an independent director committed to ensuring that the interests of all unaffiliated shareholders are vigorously represented. Dolphin never received a response to its nomination. Instead the board, dominated by Mr. Vinod Gupta with his 34% outright holdings, reached out again to what seems to Dolphin as the IUSA "Old Boy" network to fill the vacancy. To add insult to injury, the IUSA board installed Mr. Reznicek on the Nominating and Corporate Governance Committee.80

------------------------------------
(70) Our belief is based on the information about the Company’s directors referred to in the following notes.
(71) CSGS’ proxy statement for its 2005 annual meeting and its 2005 Form 10-K.
(72) Biography of Dr. Haddix and description of this committee in the Company’s proxy statement for its 2006 annual meeting.
(73) Note 6 in the Company’s 1996 Form 10-K and “Certain Transactions” section of the Company’s proxy statement for its 1997 annual meeting.
(74) Company’s press release dated December 29, 1999 (“infoUSA Gets $10 million Cash Infusion from Trident”).
(75) Company’s press release dated December 27, 1999 (“infoUSA, Inc. Completes $10 million Venture Capital Financing with Trident Capital”).
(76) Biography of Mr. Reznicek in the Company’s proxy statement for its 2006 annual meeting.
(77) Biography of Dr. Raval in the Company’s proxy statement for its 2003 annual meeting.
(78) Creighton University’s press release dated August 20, 2002 (“College of Business Collaborates with India’s Vinod Gupta School of Management”).
(79) Creighton University website at www.creighton.edu.
(80) Description of Nominating and Corporate Governance Committee in the Company’s proxy statement for its 2006 annual meeting.

The board's most recent action is all the more shocking in light of the March 10, 2006 downgrade of IUSA's Board Composition Rating to a "D" by the well respected corporate governance rating agency, The Corporate Library, "due to concerns about related party transactions with the CEO, Chairman and dominant shareholder, Vinod Gupta.81 The Corporate Library has also given IUSA a "D" in its Board Effectiveness Rating and determined that its Board Risk Assessment is "High."82

The Dolphin spokesman continued, "With institutional holders and now a respected governance rating agency effectively calling for a complete governance overhaul, the IUSA board appears to need a hearing aid as, the only voice that can be heard is that of Mr. Vinod Gupta.

For the voices of unaffiliated shareholders to be heard, new independent directors must be elected at this year's May 26, 2006 annual shareholder meeting. Dolphin has nominated three such directors, Malcolm M. Aslin, Karl L. Meyer and Robert A. Trevisani, all of whom are committed to vigorously pursuing all avenues to maximize value for all shareholders including testing Mr. Vinod Gupta's public statement that he "believed that IUSA was worth in excess of $18 per share,"83 made three months before he proceeded to offer $11.75 per share for the Company.84 Dolphin looks forward to communicating with shareholders about these independent nominees and their program upon the distribution of Dolphin's proxy materials."

On April 4, 2006, the Company sent Dolphin a letter stating that if Dolphin’s bylaw amendment was approved by the shareholders the Company would challenge its validity.

On April 11, 2006, the Delaware Court of Chancery issued an order granting Dolphin’s request to inspect certain books and records dating back to 1998 and 1999 relating to the compensation of, and related party transactions with, Mr. Vinod Gupta. The Court also found that certain other documents of the company furnished pursuant to Dolphin’s books and records request evidencing, summarizing or discussing related party transactions involving Mr. Vinod Gupta should not be designated confidential and therefore may be disclosed by Dolphin.

On April 13, 2006, Dolphin issued a press release disclosing the decision of the Court of Chancery.

On April 17, 2006, the Company filed, and the Delaware Court of Chancery heard argument on, a motion for a stay preventing the release of certain information that the court had previously held was not entitled to confidential treatment, while the Company appealed one aspect of the court’s April 11th ruling to the Supreme Court of Delaware.  On April 18, 2006, the court granted a stay with respect to information concerning the identity of certain customers of the Company.

---------------------------------------
(81) Corporate Governance Profile of the Company, dated March 10, 2006, administered by The Corporate Library.
(82) See note 81.
(83) See note 19.
(84) See note 24.

CERTAIN OTHER INFORMATION REGARDING

DOLPHIN’S NOMINEES

Set forth below are the name, age, business address, present principal occupation, employment history and directorships of each of Dolphin’s nominees for at least the past five years. This information has been furnished to Dolphin by the respective Dolphin nominees. Each of Dolphin’s nominees has consented to serve as a director of the Company. Each of Dolphin’s nominees is at least 18 years of age. None of the entities referenced below is a parent or subsidiary of the Company.

Dolphin Nominee	Age	Business Address
Malcolm “Mick” M. Aslin	58	7092 Placida Road Cape Haze, Florida 33946

Karl L. Meyer	68	Two Sound View Drive Greenwich, Connecticut 06830

Robert A. Trevisani	72	225 Franklin Street Suite 2200 Boston, Massachusetts 02110

Malcolm “Mick” M. Aslin served as President and Chief Executive Officer of Gold Banc Corporation, Inc. (NASDAQ: GLDB), a $700 million market cap financial services holding company with commercial bank branches and trust offices located in Kansas, Oklahoma, Missouri and Florida, from March 2003 until its acquisition in March 2006 by Marshall & Ilsley. He was a member of Gold Banc’s board of directors beginning in February 1999. From February 1999 until March 2003, Mr. Aslin served as Gold Banc’s chief operating officer. Beginning in March 2003, Mr. Aslin served as chairman of the board and chief executive officer of Gold Bank, Gold Banc Corp.’s bank operating subsidiary. From October 1995 until February 1999, Mr. Aslin served as chairman of the board of Western National Bank and Unison Bancorporation, Inc. in Lenexa, Kansas and chairman and managing director of CompuNet Engineering, L.L.C., a Lenexa, Kansas computer service business that Gold Banc acquired in February 1999. From May 1994 until May 1995 Mr. Aslin served as President of Langley Optical Company, Inc., a wholesale optical laboratory located in Lenexa, Kansas. From January 1990 until April 1994 Mr. Aslin was a director of Visa USA. Before that time, Mr. Aslin spent more that 22 years in various positions with UMB Banks and United Missouri Financial Corporation, including president, chief operating officer and director of United Missouri Bancshares, Inc. and president of UMB’s Kansas City Bank, United Missouri Bank of Kansas City, N.A. Presently, Mr. Aslin serves as a director of Marshall & Ilsley, Corporation, a financial services company headquartered in Milwaukee, Wisconsin, LabConco Inc., a manufacturer of laboratory equipment and accessories, and ACT Teleconferencing Inc. a global provider of audio and video conferencing solutions. Mr. Aslin is currently a Trustee of the Midwest Research Institute and a Member of the Strategic Development Board, University of Missouri, Columbia, Business School. Mr. Aslin is also life director and first vice chairman of the board of governors, as well as past president, past chairman of the board of the American Royal Association, a not-for-profit organization charged with the mission of promoting agricultural advancement and developing future generations of leaders through agrarian values in the Midwest.

Karl L. Meyer, from February 2000 until December 2004, served as chairman of the board of Ermis Maritime Holdings Ltd., an owner and operator of ocean going tankers. Mr. Meyer served at the request of its bondholders to manage the company through its liquidation process, which was successfully completed in 2004. From May 2003 until May 2004, Mr. Meyer was a director of Computer Horizons (NASDAQ: CHRZ). He was re-elected to the board of CHRZ in October 2005 at a special meeting wherein the shareholders voted to replace the entire board. From the time of its initial public offering in March 2001 until December 2002, Mr. Meyer was a director, and chairman of the audit committee, of Stelmar Shipping Inc. (NYSE: SJH), which was acquired by Overseas Shipholding Group, Inc. (NYSE: OSG) in January 2005. From July 1992 until its sale to Seacoast Financial Services Corp. (NASDAQ: SCFS) in December 2000, Mr. Meyer was chairman of the board, chief executive officer and president of Home Port Bancorp, Inc. (NASDAQ: HPBC), the parent of Nantucket Bank. Mr. Meyer has also served from 1995 to 2004 as managing director of Diogenes Management Company, an investment advisor in the tanker shipping industry. From 1986 to 1989, Mr. Meyer was the chairman of the board and chief executive officer of Marine Transport Lines, Inc., a commercial shipping company that was sold to private investors. Mr. Meyer served as a director of BT Shipping Limited (NASDAQ: BTBT) and in April 2005, Mr. Meyer was nominated to the board of directors of OfficeMax (NYSE: OMX) by its then third largest shareholder.

Robert A. Trevisani was a general partner of Gadsby Hannah LLP until 2004 when he became of counsel. He is a member of the bar of Massachusetts, New York and the District of Columbia. He has been an adjunct professor at Boston University Graduate School of Law (1977-1996) and Boston College Law School (1996-2005). From 1996 through 2000, Mr. Trevisani was a director of Home Port Bancorp (NASDAQ: HPBC) until its sale to Seacoast Financial Services Corp. (NASDAQ: SCFS) in December 2000. In 2004, he was nominated to the board of Computer Horizons (NASDAQ:CHRZ) in opposition to the nominees of management, and elected as a director for a one-year term. Mr. Trevisani was nominated to the board of CHRZ by Aquent Corporation, a private company that made an offer to acquire all of the outstanding capital stock of CHRZ. Aquent subsequently determined to withdraw its offer, and Mr. Trevisani was not nominated for a second term. Mr. Trevisani has been president and a director of the Commonwealth Charitable Fund, Inc., a non-profit membership company, since its founding in 1978. He was elected in 2005 to the board of Salary.com, a private company providing comparative compensation guidance and services to institutions and individuals, and serves on its Board and Audit Committee. At Mount Ida College, he served as a trustee (1988-2005), as a member of the executive and audit committees and recently acted as chairman of its physical resources committee. He has been a trustee or director of several other non-profit organizations.

Each of Messrs. Aslin, Meyer and Trevisani has entered into a nominee agreement with Dolphin, pursuant to which Dolphin has agreed to indemnify the nominee for certain liabilities, losses, claims, damages and expenses, including reasonable attorneys’ fees and expenses, in connection with any action, investigation or other proceeding involving the nominee as a result of his nomination as a director of the Company.

As presented in the table below, none of Dolphin’s nominees own any shares of the Company as of the date of this proxy statement.

Dolphin Nominee	Number of Shares Beneficially Owned (1)	Percentage Ownership
Malcolm M. Aslin	-	-

Karl L. Meyer	-	-

Robert A. Trevisani	-	-

Total	-	-

____________________

(1)
Under the rules of the SEC, Dolphin’s nominees may be deemed to be members of a group with Dolphin and, as a result, each Dolphin nominee may be deemed to beneficially own shares of common stock beneficially owned by Dolphin. Dolphin owns 2,000,000 shares, constituting approximately 3.6% of the outstanding shares, based upon 55,140,753 shares of common stock outstanding as reported in the definitive proxy materials filed with the SEC on April 17, 2006. Each of Dolphin’s nominees disclaims beneficial ownership of the shares of common stock beneficially owned by Dolphin.

All of Dolphin’s nominees are citizens of the United States.

Except as set forth in this proxy statement or in the Annexes hereto, to the best knowledge of Dolphin, none of Dolphin, any of the persons participating in this proxy solicitation on behalf of Dolphin, Dolphin’s nominees and, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party. In addition, except as set forth in this proxy statement or in the Annexes hereto, to the best knowledge of Dolphin, none of Dolphin, any of the persons participating in this proxy solicitation on behalf of Dolphin, Dolphin’s nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $60,000, since the beginning of the Company’s last fiscal year.

Except as set forth in this proxy statement or in the Annexes hereto, to the best knowledge of Dolphin, none of Dolphin’s nominees, since the beginning of the Company’s last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year. None of Dolphin’s nominees is, or during the Company’s last fiscal year has been, affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

To the best knowledge of Dolphin, none of the corporations or organizations in which the Dolphin’s nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and Dolphin’s nominees do not hold any employment position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

AMENDMENT OF BYLAWS

Dolphin is seeking approval to amend the Company’s bylaws to prohibit for three years the re-nomination or appointment by the board of a director who had been voted down by the shareholders of the Company.

There are currently nine members serving on the Company’s board, so that if Dolphin nominees are elected, they will constitute only one third of the full board. In the absence of the bylaw amendment that Dolphin proposes, following the annual meeting, the other members of the board could expand the board and fill the newly created vacancies with the persons whom the shareholders had voted out as directors at the annual meeting. While Dolphin has no reason to believe that the other directors would do this, Dolphin is aware of instances in which this has occurred. If this were to happen, Dolphin believes that it would be an improper disregard of the will of a majority of the Company’s shareholders.

The bylaw amendment calls for a three year hiatus in the ability of the board to re-nominate or appoint a director who has failed to be elected by shareholders to correspond to the length of the terms of directors chosen by the Company under its staggered board structure. The bylaw proposal would not prevent a shareholder from nominating for election at a subsequent meeting of stockholders a director who previously had been voted out by shareholders.

The Company states in its proxy materials that it has received the oral opinion of Potter Anderson and Corroon LLP, and has requested its written opinion, that Dolphin’s proposed bylaw amendment would be invalid under Delaware law to the extent it limits the ability of the Board of Directors to fill vacancies occurring on the Board. Article VIII.B of the Company’s certificate of incorporation provides in relevant part that “[a]ny vacancies in the Board of Directors for any reason, and any directorships resulting from any increase in the number of Directors, may be filled by the Board of Directors, acting by a majority of the Directors then in office, although less than a quorum, and any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen.”

Ashby & Geddes, Dolphin’s Delaware counsel, has informed Dolphin that, while there is no case law directly on point, it believes that the proposed bylaw amendment is consistent with Delaware law. In this regard, section 109 Delaware General Corporation Law provides that “bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights and powers or the rights and powers of its stockholders, directors, officers or employees.” In the view of Dolphin’s counsel, the proposed bylaw amendment is not inconsistent with the Company’s certificate of incorporation. The basis for this view is that the bylaw amendment would not take away the power of the board to fill vacancies. Rather, it would establish a qualification criterion for the persons that the board chose to fill the vacancy. Section 141(b) of the Delaware General Corporation Law explicitly provides that the bylaws may contain qualifications for directors. The Company states in its proxy materials that the proposed bylaw amendment is not a qualification because it would apply only to directors nominated or appointed by the board and not by shareholders. Dolphin has been informed by its Delaware counsel that counsel is unaware of any case law supporting this proposition. While the statements contained in this paragraph are based upon the advice that Dolphin has received from its Delaware counsel, Dolphin has not requested that its counsel deliver a written opinion to this effect.

Specifically, in this proposal Dolphin is asking the shareholders to approve the following resolution:

RESOLVED: That Section 3 of Article III of the Company’s Bylaws be amended by adding the following provision at the end thereof:

provided, however, that the Board of Directors shall be prohibited from (i) designating any person to fill a vacancy occurring on the Board of Directors for whatever reason, whether by expansion of the size of the Board or otherwise, or (ii) nominating any person to stand for election as a director of the Company, whether at an annual or special meeting of shareholders or in a written consent solicitation in lieu of a meeting, if such person (x) was previously nominated by the Board of Directors to stand for election as a director, whether at an annual or special meeting of shareholders or in a written consent solicitation in lieu of a meeting, and (y) failed to be elected by shareholders at such meeting or in such consent solicitation, such prohibition to continue for a period of three years from the date of the meeting, or of the effectiveness of the consent solicitation, at or in which such person was previously nominated for election.

The approval of this proposal is consistent with Dolphin’s overall goal of promoting the independence of the Company’s board.

Dolphin recommends that you vote FOR the bylaws amendment. See Proposal No. 2 under “The Proposals.”

AUDITORS

According to information contained in the Company’s proxy statement, the Company’s board of directors has appointed KPMG LLP as the independent accountants to audit the Company’s financial statements for fiscal 2006. The Company has stated in its proxy statement that a representative of KPMG LLP is expected to be available at the 2006 annual meeting and will have an opportunity to make a statement if such representative so desires and will be available to respond to appropriate questions.

SOLICITATION OF PROXIES

Dolphin has retained Innisfree to act as an advisor in connection with this proxy solicitation. In connection with its retention by Dolphin, Innisfree has agreed to provide consulting and analytic services and solicitation services with respect to banks, brokers, institutional investors and individual shareholders. Dolphin has agreed to pay Innisfree a fee for its services estimated to be not more than $125,000 and to reimburse Innisfree for its reasonable out-of-pocket expenses. Innisfree is entitled to an additional fee of $62,500 in the event that Dolphin is successful in bringing about the election of at least two of its nominees. Dolphin also has agreed to indemnify Innisfree against certain liabilities and expenses in connection with this proxy solicitation, including liabilities under the federal securities laws. Approximately [__] employees of Innisfree will engage in the solicitation. Proxies may be solicited by mail, advertisement, telephone, facsimile or in person. Solicitations may be made by persons employed by or affiliated with Dolphin. However, no person will receive additional compensation for such solicitation other than Innisfree.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the proxy materials to the beneficial owners of shares of common stock for which they hold of record and Dolphin will reimburse them for their reasonable out-of-pocket expenses.

The expenses related directly to this proxy solicitation are expected to aggregate approximately $325,000 and will be borne by Dolphin. These expenses include fees and expenses for attorneys, proxy solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $75,000 has been spent to date. The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if for any reason litigation is instituted in connection with the matters related to this proxy statement.

The purpose of the proposals in this proxy statement is to advance the interests of all the Company’s shareholders. Therefore, Dolphin believes that its expenses related to this proxy solicitation, and its efforts to require the Company to produce the books and records under Section 220 of the Delaware General Corporation law, should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this proxy solicitation is successful. The question of reimbursement of the expenses of Dolphin by the Company will not be submitted to a shareholder vote.

If you have any questions about this proxy solicitation or voting your shares or require assistance, please contact:

Innisfree M&A Incorporated
501 Madison Avenue
New York, New York 10022
Toll Free: (888) 750-5834
Banks and Brokers call collect: (212) 750-5833

OTHER MATTERS

This proxy solicitation is being made by Dolphin and not on behalf of the board of directors or management of the Company. Dolphin is not aware of any other matters to be brought before the Company’s 2006 annual meeting, except as set forth herein. Should other matters be brought before the 2006 annual meeting, by having signed and returned the enclosed BLUE proxy card, you will have authorized the persons named as proxies in the enclosed BLUE proxy card to vote on all such matters in their discretion.

The Company’s filings with the SEC contains information regarding (1) financial information of the Company; (2) securities ownership of certain beneficial owners and management of the Company; (3) the committees of the board of directors; (4) the meetings of the board of directors and all committees thereof; (5) the business background and employment biographies of the Company’s nominees for election to the board of directors; (6) the compensation and remuneration paid and payable to the Company’s directors and management; and (7) the Company’s stock price performance in relation to an assumed group of “peers” or market-based indices. Shareholders are referred to the Company’s filings for this information.

SHAREHOLDER PROPOSALS FOR 2007 ANNUAL MEETING

We expect the Company’s proxy statement with respect to the 2006 annual meeting will indicate the date that proposals of the Company’s shareholders intended to be presented at the Company’s 2007 annual meeting must be received by the Company in order for them to be considered for inclusion in the Company’s proxy statement. The Company’s shareholders are hereby referred to the Company’s proxy statement in connection with the 2006 annual meeting for such information.

INFORMATION REGARDING THE COMPANY

The information concerning the Company contained in this proxy statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Dolphin has no knowledge that would indicate that statements relating to the Company contained in this proxy statement in reliance upon publicly available information are inaccurate or incomplete. Although Dolphin has been given access to certain books and records of the Company, Dolphin was not involved in the preparation of such information and statements, and cannot represent the accuracy or completeness of, any such information or statements.

VOTING PROCEDURES

Who is entitled to vote?

If the Company’s stock records show that you are a shareholder as of the close of business on the record date for the 2006 annual meeting, you are entitled to vote the shares of common stock that you held on such date. Even if you sell your shares after the record date for the 2006 annual meeting, you will retain the right to execute a proxy in connection with the 2006 annual meeting. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

Can I attend the meeting?

All shareholders of record of the Company’s common stock at the close of business on April 4, 2006, the record date for the 2006 annual meeting, or their designated proxies, are authorized to attend the 2006 annual meeting. If your shares are held of record by a bank, broker or other nominee, you will need to obtain a “legal proxy” form from your bank or broker if you wish to vote at the 2006 annual meeting.

What constitutes a quorum? How will abstentions and broker non-votes be counted?

The holders of a majority of the Company’s common stock outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the 2006 annual meeting. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining whether a quorum is present. With respect to the election of directors (elected by a plurality of the votes), abstentions will not be taken into account in determining the outcome of the election. With respect to the other matters being considered, abstentions will have the same effect as negative votes. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter and will not be taken into account in determining the outcome of the votes on that matter.

Shares as to which voting instructions are given as to at least one of the matters to be voted on or which the nominee has the discretion to vote on at least one of the matters presented at the 2006 annual meeting will be deemed to be represented at the meeting and be counted for purposes of determining whether a quorum is present, even if the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (a "broker non-vote”). Shares as to which a proxy is submitted to us without instructions will deemed to be represented at the meeting and be counted for purposes of determining the presence of a quorum, and our representatives will vote your shares in favor of Proposals Nos. 1 and 2. Broker non-votes will not be counted as votes for, nor the withholding of authority for, the election of our three nominees (Proposal No. 1). They will also not be considered votes for or against our bylaw proposal (Proposal No. 2), and will have no effect on the outcome of that vote.

How do I vote?

Voting by proxy for holders of shares registered in the name of a brokerage firm or bank. If your shares are held by a broker, bank or other nominee (i.e., in “street name”), only your bank or broker can give a proxy with respect to your shares. You should receive a proxy card from your bank or broker which you must return in the envelope provided in order to have your shares voted. If you have not received a proxy card from your bank or broker, you may contact it directly to provide it with instructions on how you wish to vote. If you need assistance in dealing with your bank or broker, please contact Innisfree at (888) 750-5834.

Voting by proxy for holders of shares registered directly in the name of the shareholder. If you hold your shares in your own name as a holder of record, you may vote your shares by marking, signing, dating and mailing the BLUE proxy card in the postage-paid envelope that has been provided to you by Dolphin. To vote your shares in accordance with your instructions at the 2006 annual meeting, we must receive your proxy as soon as possible but, in any event, prior to the 2006 annual meeting.

Vote in person. If you are a registered shareholder and attend the 2006 annual meeting, you may vote in person by completing a ballot provided for this purpose at the meeting. You may also deliver your completed BLUE proxy card at the meeting to a representative of Dolphin. “Street name” shareholders who wish to vote at the 2006 annual meeting will need to obtain a “legal proxy” form from the broker, bank or other nominee that holds their shares of record and must bring that document to the meeting in order to vote in person at the 2006 annual meeting. If you need assistance, please contact Innisfree at (888) 750-5834.

What should I do if I receive a proxy card which is not BLUE?

If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do NOT sign or return the proxy card or follow any voting instructions provided by the Company’s board of directors unless you intend to change your vote, because only your latest-dated proxy will be counted.

Can I revoke my proxy instructions?

You may revoke your proxy at any time before it has been exercised by:

•	submitting a written revocation with the Corporate Secretary of the Company or Innisfree;

•	submitting a duly executed proxy bearing a later date with the Corporate Secretary of the Company or Innisfree; or

•	appearing in person and voting by ballot at the 2006 annual meeting as described above under “How do I vote? -- Vote in Person.”

Any shareholder of record as of the record date of the 2006 annual meeting attending the 2006 annual meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the 2006 annual meeting will NOT constitute revocation of a previously given proxy.

If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Corporate Secretary of the Company, we would appreciate if you would assist us in representing the interests of shareholders on an informed basis by sending us a copy of your revocation or proxy or by calling Innisfree, at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833. Remember, your latest-dated proxy is the only one that counts.

Will other matters be voted on at the annual meeting?

We are not now aware of any matters to be presented at the 2006 annual meeting other than the election of directors and Dolphin’s bylaw amendment proposal. If any other matters not described in the proxy statement are properly presented at the 2006 annual meeting, including matters incidental to the conduct of the 2006 annual meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

If I plan to attend the annual meeting, should I still submit a proxy?

Whether you plan to attend the 2006 annual meeting or not, we urge you to submit a proxy. Returning the enclosed BLUE proxy card will not affect your right to attend the 2006 annual meeting.

How will my shares be voted?

If you give a proxy on the accompanying BLUE proxy card, your shares will be voted as you direct. If you submit a proxy to us without instructions, our representatives will vote your shares in favor of Proposal Nos. 1 and 2. Submitting a BLUE proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the 2006 annual meeting, including matters incident to the conduct of the 2006 annual meeting. Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date for the 2006 annual meeting by the person who submitted it.

How can I receive more information?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call Innisfree at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

______________________________________

Your vote is important. No matter how many or how few shares you own, please vote to elect Dolphin’s nominees by marking, signing, dating and mailing the enclosed BLUE proxy card promptly.

DOLPHIN LIMITED PARTNERSHIP I, L.P.

DOLPHIN FINANCIAL PARTNERS, L.L.C.

April [__], 2006

SCHEDULE I

Directors and Officers of Dolphin Holding Corporation

Name and Position	Principal Occupation	Principal Business Address

Donald T. Netter Chairman, Chief Executive Officer, President and Senior Managing Director	Chairman, Chief Executive Officer, President and Senior Managing Director, Dolphin Holdings Corporation, Member, Dolphin Financial Partners, L.L.C.	96 Cummings Point Road Stamford, Connecticut 06902

Theodore A. DeBlanco Managing Director and Senior Vice President	Managing Director and Senior Vice President, Dolphin Holdings Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Brett J. Buckley Managing Director and Vice President	Managing Director and Vice President, Dolphin Holdings Corporation	96 Cummings Point Road Stamford, Connecticut 06902

Justin A. Orlando Managing Director and Secretary	Managing Director and Secretary, Dolphin Holdings Corporation	96 Cummings Point Road Stamford, Connecticut 06902

ANNEX A

TRANSACTIONS IN COMMON STOCK

The following tables set forth information with respect to all purchases and sales of common stock of the Company beneficially owned by Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C. during each of the past two years. Except as set forth below, to the knowledge of Dolphin, no participant in this solicitation or Dolphin has purchased or sold securities of the Company within the past two years.

Dolphin Limited Partnership I, L.P.
Date of Transaction	Transaction Type	Number of Shares	Transaction Price*

06/20/05	Purchase	200	11.5200
07/11/05	Purchase	650	11.5200
07/13/05	Purchase	11,550	11.4597
07/14/05	Purchase	2,500	11.4251
07/15/05	Purchase	3,950	11.4214
07/18/05	Purchase	6,500	11.3253
08/03/05	Purchase	50	11.6200
08/04/05	Purchase	5,899	11.6197
08/05/05	Purchase	1,755	11.6200
08/08/05	Purchase	1,250	11.6200
08/08/05	Purchase	1,114	11.6200
08/09/05	Purchase	500	11.6200
08/10/05	Purchase	5,500	11.6095
08/12/05	Purchase	7,450	11.6072
08/15/05	Purchase	3,827	11.6148
08/16/05	Purchase	4,743	11.6115
08/17/05	Purchase	4,950	11.6118
08/18/05	Purchase	9,072	11.5852
08/19/05	Purchase	8,900	11.4757
08/22/05	Purchase	5,000	11.5127
08/23/05	Purchase	1,300	11.5200
08/23/05	Purchase	6,500	11.4914
08/24/05	Purchase	6,840	11.5018
08/25/05	Purchase	71,292	10.6619
08/26/05	Purchase	25,000	11.0200
08/26/05	Sale	1,500	10.9300
08/26/05	Purchase	66,214	10.9630
08/29/05	Purchase	2,500	9.8300
08/29/05	Sale	50	10.7300
08/29/05	Purchase	76,925	9.7840
08/29/05	Purchase	7,858	9.9585
08/30/05	Purchase	26,811	10.1094

Dolphin Limited Partnership I, L.P.
Date of Transaction	Transaction Type	Number of Shares	Transaction Price*
08/31/05	Purchase	24,950	10.2809
09/01/05	Purchase	21,000	10.6620
09/02/05	Purchase	3,750	10.6679
09/07/05	Purchase	154	10.6600
09/08/05	Purchase	182	10.6600
09/09/05	Purchase	3,084	10.6952
09/12/05	Purchase	17,550	10.8170
09/13/05	Purchase	8,556	10.9615
09/13/05	Purchase	33,223	10.8910
09/14/05	Purchase	13,453	10.9961
09/14/05	Purchase	11,155	10.8429
09/15/05	Purchase	13,127	10.5931
09/16/05	Purchase	66,133	10.5610
09/19/05	Purchase	8,633	10.7270
09/20/05	Purchase	13,121	10.4152
09/21/05	Purchase	10,000	10.4190
09/21/05	Purchase	17,267	10.2787
09/22/05	Purchase	11,906	10.4772
09/23/05	Purchase	800	10.6100
09/26/05	Purchase	4,400	10.4953
09/27/05	Purchase	15,100	10.4858
09/27/05	Purchase	15,000	10.5018
09/29/05	Purchase	600	10.5100
09/29/05	Purchase	2,334	10.5300
09/30/05	Purchase	12,065	10.6192
09/30/05	Purchase	11,600	10.5993
10/03/05	Purchase	18,400	10.7500
10/04/05	Purchase	175	10.7291
10/05/05	Purchase	23,539	10.6650
11/14/05	Purchase	3,500	10.7000
11/14/05	Purchase	9,500	10.6622
11/15/05	Purchase	10,700	10.7075
11/15/05	Purchase	240	10.7000
11/15/05	Purchase	17,600	10.7190
11/16/05	Purchase	18,200	10.5619
11/16/05	Purchase	16,000	10.6365
11/17/05	Purchase	9,500	10.7717
11/18/05	Purchase	17,600	10.7534
11/21/05	Purchase	100	10.7625
11/22/05	Purchase	2,800	10.7591
11/23/05	Purchase	2,400	10.7555
11/28/05	Purchase	11,100	10.6414
11/29/05	Purchase	16,000	10.5872

Dolphin Limited Partnership I, L.P.
Date of Transaction	Transaction Type	Number of Shares	Transaction Price*
11/30/05	Purchase	57,700	10.3777
12/02/05	Purchase	2,500	10.4147
12/05/05	Purchase	8,900	10.3725
12/06/05	Purchase	15,056	10.3833
12/07/05	Purchase	8,161	10.3869
12/08/05	Purchase	8,746	10.5092
12/09/05	Purchase	6,604	10.5065
12/12/05	Purchase	4,666	10.5695
12/16/05	Purchase	1,596	10.9662
12/19/05	Purchase	11,064	10.7626
12/20/05	Purchase	1,245	10.6701
12/23/05	Purchase	2,220	10.9603
12/27/05	Purchase	6,780	10.9043
12/28/05	Purchase	1,080	10.8761
12/29/05	Purchase	4,620	10.9319
12/30/05	Purchase	26,738	10.9466
01/03/06	Purchase	10,405	10.6372

* Includes commissions and execution related costs.

Dolphin Financial Partners, L.L.C.

Date of Transaction	Transaction Type	Number of Shares	Transaction Price*

06/20/05	Purchase	200	11.5200
07/11/05	Purchase	650	11.5200
07/13/05	Purchase	11,550	11.4597
07/14/05	Purchase	2,500	11.4251
07/15/05	Purchase	3,950	11.4214
07/18/05	Purchase	6,500	11.3253
08/03/05	Purchase	50	11.6200
08/04/05	Purchase	5,899	11.6197
08/05/05	Purchase	1,755	11.6200
08/08/05	Purchase	1,250	11.6200
08/08/05	Purchase	1,114	11.6200
08/09/05	Purchase	500	11.6200
08/10/05	Purchase	5,500	11.6095
08/12/05	Purchase	7,450	11.6072
08/15/05	Purchase	3,828	11.6148
08/16/05	Purchase	4,742	11.6115
08/17/05	Purchase	4,950	11.6118
08/18/05	Purchase	9,072	11.5852
08/19/05	Purchase	8,900	11.4757
08/22/05	Purchase	5,000	11.5127
08/23/05	Purchase	1,300	11.5200
08/23/05	Purchase	6,500	11.4914
08/24/05	Purchase	6,840	11.5018
08/25/05	Purchase	71,293	10.6619
08/26/05	Purchase	25,000	11.0200
08/26/05	Sale	1,500	10.9300
08/26/05	Purchase	66,213	10.9630
08/29/05	Purchase	2,500	9.8300
08/29/05	Sale	50	10.7300
08/29/05	Purchase	76,925	9.7840
08/29/05	Purchase	7,859	9.9585
08/30/05	Purchase	26,810	10.1094
08/31/05	Purchase	24,950	10.2809
09/01/05	Purchase	21,000	10.6620
09/02/05	Purchase	3,750	10.6679
09/07/05	Purchase	155	10.6600
09/08/05	Purchase	181	10.6600
09/09/05	Purchase	3,085	10.6952
09/12/05	Purchase	17,550	10.8170

Dolphin Financial Partners, L.L.C.

Date of Transaction	Transaction Type	Number of Shares	Transaction Price*

09/13/05	Purchase	8,557	10.9615
09/13/05	Purchase	33,223	10.8910
09/14/05	Purchase	13,453	10.9961
09/14/05	Purchase	11,155	10.8429
09/15/05	Purchase	13,128	10.5931
09/16/05	Purchase	66,132	10.5610
09/19/05	Purchase	8,631	10.7270
09/20/05	Purchase	13,122	10.4152
09/21/05	Purchase	10,000	10.4190
09/21/05	Purchase	17,267	10.2787
09/22/05	Purchase	11,906	10.4772
09/23/05	Purchase	600	10.6100
09/26/05	Purchase	2,900	10.4953
09/27/05	Purchase	10,091	10.4858
09/27/05	Purchase	10,000	10.5018
09/29/05	Purchase	400	10.5100
09/29/05	Purchase	1,557	10.5300
09/30/05	Purchase	8,044	10.6192
09/30/05	Purchase	7,800	10.5993
10/03/05	Purchase	12,200	10.7500
10/04/05	Purchase	116	10.7291
10/05/05	Purchase	15,692	10.6650
11/14/05	Purchase	2,291	10.7000
11/14/05	Purchase	6,275	10.6622
11/15/05	Purchase	7,200	10.7075
11/15/05	Purchase	160	10.7000
11/15/05	Purchase	11,670	10.7190
11/16/05	Purchase	12,123	10.5619
11/16/05	Purchase	10,692	10.6365
11/17/05	Purchase	6,300	10.7717
11/18/05	Purchase	11,800	10.7534
11/21/05	Purchase	100	10.7625
11/22/05	Purchase	1,900	10.7591
11/23/05	Purchase	1,600	10.7555
11/28/05	Purchase	7,395	10.6414
11/29/05	Purchase	10,645	10.5872
11/30/05	Purchase	38,312	10.3777
12/02/05	Purchase	1,600	10.4147
12/05/05	Purchase	5,996	10.3725
12/06/05	Purchase	10,000	10.3833
12/07/05	Purchase	5,442	10.3869
12/08/05	Purchase	5,831	10.5092

Dolphin Financial Partners, L.L.C.

Date of Transaction	Transaction Type	Number of Shares	Transaction Price*

12/09/05	Purchase	4,402	10.5065
12/12/05	Purchase	3,110	10.5694
12/16/05	Purchase	1,064	10.9662
12/19/05	Purchase	7,376	10.7626
12/20/05	Purchase	831	10.6701
12/23/05	Purchase	1,480	10.9603
12/27/05	Purchase	4,520	10.9043
12/28/05	Purchase	720	10.8761
12/29/05	Purchase	3,080	10.9319
12/30/05	Purchase	17,825	10.9466
01/03/06	Purchase	6,937	10.6372

* Includes commissions and execution related costs.

ANNEX B

OWNERSHIP OF COMMON STOCK

The following table is reproduced from the Company’s definitive proxy statement filed by the Company with the SEC on April 17, 2006 with respect to the Company’s 2006 annual meeting and sets forth the beneficial ownership of the Company’s common stock as of the record date (i) by each of the executive officers named in the table under “Executive Compensation — Summary Compensation Table” in the Company’s definitive proxy statement, (ii) by each director, (iii) by all current directors and executive officers as a group, and (iv) by all persons known to the Company to be the beneficial owners of more than 5% of the Company’s common stock:

Beneficial Owners	Common Stock Beneficially Owned(1)	Percent of Outstanding Shares of Common Stock
Vinod Gupta(2) 5711 South 86th Circle Omaha, Nebraska 68127	22,984,566	41.0%
Columbia Wanger Asset Management, L.P.(3) 227 West Monroe Street, Suite 3000 Chicago, Illinois 60606	3,370,000	6.1%
Cardinal Capital Management, LLC(4) One Fawcet Place Greenwich, Connecticut 06830	3,336,810	6.1%
Bill L. Fairfield	-0-	**
Anshoo S. Gupta	-0-	**
Dr. George F. Haddix(5)	287,300	**
Martin F. Kahn	10,000	**
Elliot S. Kaplan	236,580	**
Dr. Vasant H. Raval(6)	10,000	**
Bernard W. Reznicek	-0-	**
Dennis P. Walker	10,000	**
Ray Butkus	-0-	**
Edward C. Mallin	85,416	**
Monica Messer(7)	536,545	1.0%
D.J. Thayer	36,159	**
Fred Vakili	333,076	**
All directors, nominees and executive officers as a group (13 persons)	24,532,283	43.4%

_______________________
** Less than 1%

(1) Includes the following shares that may be purchased within 60 days of the Record Date pursuant to the exercise of outstanding options: Mr. Vinod Gupta, 924,994 shares; Dr. Haddix, 20,000 shares; Mr. Kaplan, 26,000 shares; Dr. Raval, 6,000 shares; Mr. Mallin, 55,416 shares; Ms. Messer, 306,248 shares; Mr. Thayer, 14,365 shares; Mr. Vakili, 24,791 shares; and all directors and executive officers as a group, 1,377,814 shares.

(2) Includes shares held by the following trusts, with respect to which Mr. Gupta has sole voting and dispositive powers: Vinod Gupta Revocable Trust (18,769,071 shares); Vinod Gupta Irrevocable Annuity Trust (799,656 shares); Vinod Gupta Charitable Trust (107,500 shares); Vinod Gupta Family Foundation (200,000 shares); and irrevocable trusts for three adult children (2,104,557 shares). Also includes 33,788 shares held by the Jess A. Gupta Revocable Trust, with respect to which Vinod Gupta has shared voting and dispositive powers, and 45,000 shares held by Mr. Gupta’s spouse. Mr. Gupta disclaims beneficial ownership of the shares held by the Vinod Gupta Charitable Trust, the Vinod Gupta Family Foundation, the trusts for his children, including the Jess A. Gupta Revocable Trust, and the shares held by his spouse.

(3) Based on a Schedule 13G/ A filed by Columbia Wanger Asset Management, L.P. (“WAM”) and WAM Acquisition GP, Inc., the general partner of WAM (“WAM GP”) on February 14, 2006. WAM and WAM GP have shared voting and dispositive power with respect to all of these shares.

(4) Based on a Schedule 13D/ A filed by Cardinal Capital Management, L.P. (“Cardinal Capital”), on March 22, 2006. Cardinal Value Equity Partners, an affiliate of Cardinal Capital, has sole voting and dispositive power over 154,500 of these shares.

(5) Includes 267,300 shares owned jointly by Dr. Haddix with his spouse.

(6) Includes 4,000 shares owned jointly by Dr. Raval with his spouse.

(7) Includes 9,633 shares owned by Ms. Messer’s daughter.

FORM OF PROXY SOLICITED ON BEHALF OF

DOLPHIN LIMITED PARTNERSHIP I, L.P.

AND DOLPHIN FINANCIAL PARTNERS, L.L.C.

The undersigned shareholder of infoUSA, Inc., a Delaware corporation (the “Company”), on May 26, 2006 (the “record date”), hereby appoints Donald T. Netter or Brett Buckley or either of them, each with full power of substitution, to act as proxies for the undersigned, and to vote all shares of common stock, par value $0.0025 per share, of the Company, which the undersigned would be entitled to vote if personally present at the 2006 Annual Meeting of Shareholders of the Company to be held on May 26, 2006, and at any and all postponements and adjournments thereof as indicated on this proxy.

IF YOU SIGN, DATE AND RETURN THIS CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED IN FAVOR OF PROPOSAL NOS. 1 AND 2. IF YOU VOTE OR ABSTAIN WITH RESPECT TO ONE OR MORE OF THE FOLLOWING PROPOSALS, THIS PROXY CARD WILL REVOKE ANY PREVIOUSLY EXECUTED REVOCATION OF PROXY WITH RESPECT TO SUCH PROPOSALS.

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

DOLPHIN STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF PROPOSAL NOS. 1 AND 2.

Proposal No. 1 -- Election of Malcolm “Mick” M. Aslin, Karl L. Meyer and Robert A. Trevisani as Directors with Terms Expiring in 2009.

FOR [ ]     AGAINST [ ]

(Instruction: If you wish to vote for the election of certain of the nominees, but not all of them, check the “FOR” box above and write the name of the person(s) you do not wish elected in the following space: ________________________________________. If no box is marked above with respect to this Proposal, the undersigned will be deemed to vote for such Proposal, except that the undersigned will not be deemed to vote for the election of any candidate whose name is written in the space provided above.)

Proposal No. 2—Amendment of Bylaws to prohibit for three years the re-nomination or appointment by the board of a director who had been voted down by shareholders.

FOR [    ]      AGAINST [    ]     ABSTAIN [    ]

And in the discretion of the proxies appointed hereunder, on such other business as may properly come before the meeting.

IMPORTANT: THIS PROXY MUST BE SIGNED AND DATED TO BE VALID.

Dated:

___________________________

___________________________
Signature:

___________________________
Signature (if held jointly):

___________________________
Title or Authority

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.

PLEASE MARK, SIGN AND DATE THIS PROXY BEFORE MAILING THE PROXY IN THE ENCLOSED ENVELOPE.

If you have any questions or need assistance in voting your shares, please contact Innisfree M&A Incorporated toll-free at 1-888-750-5834 or if you are a bank or broker please call collect at 1-212-750-5833.